Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

STOCKHOLM PARENT, LLC,

STOCKHOLM MERGER SUB, INC.

and

STARTEK, INC.

Dated as of October 10, 2023

TABLE OF CONTENTS

i

ii

Annex I	Defined Terms

Exhibit A	Sponsor Written Consent

Exhibit B	Form of Certificate of Merger

iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 10, 2023 (this “Agreement”), is made by and among Stockholm Parent, LLC, a Delaware limited liability company (“Parent”), Stockholm Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and StarTek, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have each approved this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement, the “Transactions”) upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of Delaware (“DGCL”), whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”), and the Special Committee unanimously determined that this Agreement and the Transactions, including the Merger, are fair, advisable and in the best interests of the Company and the Company’s stockholders (other than Parent, Merger Sub, Sponsor and their respective affiliates) and recommended that the Company Board approve, adopt and declare advisable the execution, delivery and performance of this Agreement and the consummation by the Company of the Transactions, including the Merger, and submit this Agreement and the Transaction, including the Merger, to the Company’s stockholders for approval and adoption;

WHEREAS, the Company Board has unanimously (a) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company and its stockholders (other than Parent, Merger Sub, Sponsor and their respective affiliates), (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation by the Company of the Transactions, including the Merger, (c) directed that this Agreement and the Transactions, including the Merger be submitted to the stockholders of the Company for adoption and approval, and (d) on the terms and subject to the conditions as set forth in this Agreement, resolved to recommend that its stockholders approve and adopt this Agreement and the Transaction, including the Merger;

WHEREAS, (i) the board of directors of each of Parent and Merger Sub have (a) determined that this Agreement and the Transactions are in the best interests of Parent and Merger Sub and their respective stockholders and (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and (ii) the board of directors of Merger Sub has recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement by written consent in lieu of a meeting immediately following the execution and delivery of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, Parent and the Equity Commitment Party executed and delivered the Equity Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, each of CSP Alpha Holdings Parent Pte Ltd, a private company limited by shares in incorporated under the laws of Singapore, and CSP Victory Limited, an entity governed by the laws of the Cayman Islands (collectively, the “Sponsor”), who collectively own 23,049,137 shares of the Company Common Stock, representing a majority of the voting power of the outstanding shares of Company Common Stock, executed and delivered a written consent with respect to the shares of Company Common Stock it beneficially owns, attached hereto as Exhibit A (the “Sponsor Written Consent”), in accordance with Section 9 of the Company Bylaws, approving this Agreement and the Transactions, including the Merger, which Sponsor Written Consent shall become effective at the Written Consent Effective Time; and

WHEREAS, each of Parent, Merger Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements of the parties hereto, and upon the terms and subject to the conditions of this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
THE MERGER

Section 1.01        The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 1.02        Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in substantially the form attached hereto as Exhibit B and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time and day of such filing with the Secretary of State of the State of Delaware, or such later time and day as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”) and by filing all other filings and recordings required under the DGCL in order to consummate the Merger.

Section 1.03        Closing. Subject to the terms and conditions of this Agreement, the consummation of the Transactions shall take place at a closing (the “Closing”) to occur by electronic exchange of documents no later than the third (3rd) Business Day after the satisfaction of the last to be satisfied of the conditions set forth in Article VI (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or at such other location, date and time as Parent and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 1.04        The Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.05        Organizational Documents, Directors and Officers of the Surviving Corporation.

(a)          Organizational Documents. At the Effective Time, (i) subject to Section 5.10, the Company Charter, as in effect immediately prior to the Effective Time, will by virtue of the Merger be amended and restated in its entirety in the form of the certificate of incorporation attached to the Certificate of Merger attached hereto as Exhibit B, which shall be the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be the name of the Company and provisions naming the initial board of directors or relating to the incorporator shall be omitted), and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, and (ii) subject to Section 5.10, the Company Bylaws shall be amended and restated in their entirety to read as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall thereafter be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by references to the name of the Company), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and the bylaws of the Surviving Corporation.

(b)          Directors. The parties hereto shall take all requisite action so that the board of directors of the Surviving Corporation at the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, each to hold office until such member’s respective successor is duly elected or appointed and qualified or until such member’s earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(c)          Officers. The parties hereto shall take all requisite action so that the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation, each to hold office until such officer’s respective successor is duly appointed and qualified or until such officer’s earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

Article II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01        Conversion of Securities.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or Merger Sub:

(i)         Conversion of Company Common Stock. Each share of Company Common Stock (the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Excluded Shares, shall be cancelled and extinguished and automatically be converted at the Effective Time into and shall thereafter represent the right to receive $4.30 in cash, without interest (such amount, as it may adjusted pursuant to Section 2.01(b), is hereinafter referred to as the “Merger Consideration”), and, from and after the Effective Time, all of such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each hold of a certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Excluded Shares) shall thereafter cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.02, the Merger Consideration, without interest thereon, subject to Section 2.05.

(ii)        Cancellation of Company-Owned Shares and Sponsor and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Sponsor, Parent, Merger Sub or any of their respective Subsidiaries (other than, in each case, Shares held on behalf of a third party) shall, without any action on the part of the holder thereof or any other person, be cancelled, extinguished and retired without any conversion thereof and shall cease to exist, shall cease to have any rights with respect thereto and shall no long be outstanding, with no payment being made with respect thereto.

(iii)       Capital Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub, par value $0.01 per share, shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. At the Effective Time, all certificates representing common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)          Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number of shares or a different class (including by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or if a stock dividend or stock distribution thereon shall be declared with a record date and payment date within such period), the Merger Consideration shall be equitably adjusted to reflect such change so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.01(b) shall be deemed to permit or authorize the Company to effect any such change that it is not authorized or permitted to undertake pursuant to this Agreement.

Section 2.02        Exchange of Certificates; Payment for Shares.

(a)          Paying Agent. Prior to the Effective Time, Parent shall designate a U.S.-based nationally recognized financial institution (the identity of which and terms of such agreement shall be reasonably acceptable to the Special Committee) to act as agent (the “Paying Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Parent shall deposit with the Paying Agent, by wire transfer of immediately available funds, an amount in cash equal to the sum of the Aggregate Common Stock Consideration (the “Exchange Fund”). In the event the Exchange Fund is insufficient to make the payments contemplated by this Article II, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, by wire transfer of immediately available funds, an amount in cash such that the Exchange Fund becomes sufficient to make such payments. In the event the Exchange Fund shall be insufficient to make the payments in connection with the Merger contemplated in Section 2.01, Parent shall promptly deposit with the Paying Agent by wire transfer of immediately available funds, for the benefit of the holders of Shares, an amount in cash equal to the amount of such losses, which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this Article II. Any interest or income produced by such investments will be payable to Merger Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the persons entitled to Merger Consideration in accordance with Section 2.01 and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b)          Procedures for Surrender.

(i)         Certificated Shares. As promptly as practicable after the Effective Time (but in no event later than the second (2nd) Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (A) a letter of transmittal in customary form (reasonably agreed to by Parent and the Special Committee prior to the Effective Time), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) to the Paying Agent; and (B) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of any Certificates (or customary and effective affidavits of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, if applicable, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates and such other documents as may be customarily required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificates were converted pursuant to Section 2.01, and the Certificates so surrendered shall immediately be cancelled.

(ii)        Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration. Prior to the Effective Time, Parent and the Company shall reasonably cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:00 a.m. Eastern time (or such other time as may be mutually agreed in writing by Parent and the Company) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time (other than the Excluded Shares) multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:00 a.m. Eastern time (or such other time as may be mutually agreed in writing by Parent and the Company) on the Closing Date, the Paying Agent will transmit to DTC or its nominee, no later than the first (1st) Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment. Each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Paying Agent to instruct DTC to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event more than two (2) Business Days thereafter), the Merger Consideration for each Book-Entry Share. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered other than as contemplated in Section 2.02(b)(iv).

(iii)       No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or in respect of any Book-Entry Share.

(iv)       Transfers of Ownership. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be paid to a person other than the person in whose name the Certificate so surrendered or the Book-Entry Shares are registered, if such Certificate or Book-Entry Share is properly endorsed and is otherwise in proper form for surrender and transfer and the person requesting such payment either pays to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than in whose name such surrendered Certificate is registered or the registered holder of such Book-Entry Shares or establishes to the reasonable satisfaction of the Paying Agent or Parent that such Taxes either have been paid or are not required to be paid.

(c)          Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, subject, however, to Section 2.05. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, any Certificates formerly representing Shares (or affidavits of loss in lieu thereof in accordance with Section 2.02(e)) are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)          Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first (1st) anniversary of the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to or claimed by holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable in respect of their Shares in accordance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration properly delivered to a Governmental Entity in accordance with any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent or the Surviving Corporation, as Parent directs, free and clear of all claims or interest of any person previously entitled thereto.

(e)          Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to the Paying Agent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Paying Agent, the making by such person of an indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as applicable, shall pay in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i).

(f)           Full Satisfaction. All Merger Consideration, RSU Payments, DSU Payments and Option Payments issued or paid upon conversion of the Company Common Stock, the RSU Awards or the Company Options, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Stock (other than Dissenting Company Shares), RSU Awards or Company Options, as the case may be.

Section 2.03        Treatment of Company Options, RSU Awards, ESPP and Equity Plans.

(a)          Treatment of Company Options. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, each outstanding option to purchase Shares granted under a Company Stock Plan (other than any option granted under the Company Stock Purchase Plan) (the “Company Options”) shall be fully vested and cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the total number of Shares subject to such cancelled Company Option, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (1) any such Company Option with respect to which the exercise price per Share subject thereto is equal or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (2) such Option Payments shall be reduced by the amount of any required Tax withholdings as provided in Section 2.05. From and after the Effective Time, no Company Option shall be outstanding or exercisable, and each Company Option shall entitle the holder thereof only to the payment provided for in this Section 2.03(a). For the avoidance of doubt, if the exercise price per share of any Company Option, whether vested or unvested as of the Effective Time, is equal to or greater than the Merger Consideration, then by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Merger Sub, the Company or the holders thereof, such Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof.

(b)          Treatment of Restricted Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, (A) each outstanding award of restricted stock units with respect to Shares (including, for the avoidance of doubt, each such restricted stock unit that is subject to a deferral election) (each, an “RSU Award”) granted pursuant to a Company Stock Plan shall be fully vested; provided, however, that each RSU Award that is subject to performance-based vesting conditions shall be deemed to be vested at the greater of (1) actual performance determined as of immediately prior to the Effective Time and (2) target level and (B) each RSU Award shall be cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (1) the number of vested restricted stock units subject to such RSU Award, multiplied by (2) the Merger Consideration, without interest (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05).

(c)          Treatment of Deferred Stock Units. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, immediately prior to the Effective Time and contingent upon the Merger, (A) each outstanding award of deferred stock units with respect to Shares (including, for the avoidance of doubt, each such deferred stock unit that is subject to a deferral election) (each, a “DSU Award”) granted pursuant to a Company Stock Plan shall be fully vested, (B) each DSU Award shall be cancelled and, in exchange therefor, each holder of any such cancelled DSU Award shall be entitled to receive, in consideration of the cancellation of such DSU Award and in settlement therefor, a payment in cash of an amount equal to the product of (1) the number of vested deferred stock units subject to such DSU Award, multiplied by (2) the Merger Consideration, without interest (such amounts payable hereunder, the “DSU Payments”) (less any required Tax withholdings as provided in Section 2.05).

(d)          Termination of Company Stock Plans. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt resolutions that provide that, as of the Effective Time, all Company Stock Plans shall terminate, and no further rights with respect to Shares or any other awards shall be granted thereunder.

(e)          Treatment of Company Stock Purchase Plan. The provisions of Section 2.03(a) shall not apply to any rights under the Company Stock Purchase Plan. With respect to the Company Stock Purchase Plan, as soon as practicable following the date of this Agreement, the Company Board (or a committee thereof) shall adopt resolutions or take other actions as may be required or desirable to provide that (i) no further offering period will be authorized or commence pursuant to the Company Stock Purchase Plan after the date hereof, (ii) no new participants will commence participation in the Company Stock Purchase Plan after the date hereof, (iii) no Company Stock Purchase Plan participant as of the date hereof shall be permitted to increase such participants’ payroll contribution rate in effect as of the date hereof or make separate nonpayroll contributions on or following the date hereof, (iv) the funds credited pursuant to the Company Stock Purchase Plan within each participant’s payroll withholding account will be applied to the purchase of whole Shares in accordance with the terms of the Company Stock Purchase Plan and will cause the remaining accumulated but unused payroll deductions to be distributed to the relevant participants without interest as promptly as practicable following such exercise date, and (v) the Company Stock Purchase Plan shall terminate effective immediately prior to (and subject to the occurrence of) the Effective Time.

(f)           Deferred Compensation. Parent shall cause the Company to pay on the Closing Date or as soon as practicable thereafter all deferred compensation under any deferred compensation plans of the Company (less any required Tax withholdings as provided in Section 2.05) in accordance with the terms of the applicable plan and applicable deferral election(s).

(g)          Parent Funding. Parent shall cause the Surviving Corporation to pay to each holder of a Company Option, RSU Award or DSU Award the applicable Option Payments, RSU Payments or DSU Payments, as applicable (less any required Tax withholdings as provided in Section 2.05) on the Surviving Corporation’s payroll system as soon as practicable following the Closing Date and not later than the first regularly scheduled payroll date occurring following the Effective Time, or at such later time as necessary to avoid a violation of, or adverse tax consequences under, Section 409A of the Code.

Section 2.04        Dissenting Shares.

(a)          Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by stockholders of the Company (the “Company Stockholders”) who shall have properly and validly perfected their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.01. Such Company Stockholders shall be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost (through failure to perfect or otherwise) their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon, to the fullest extent permitted by applicable Law, be deemed to have been automatically converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, less any applicable withholding Taxes pursuant to Section 2.05 and without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.02(b).

(b)          The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals or attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares (provided that, without limiting the Company’s obligations to deliver such notice, the failure to deliver any such notice shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII if a Dual Representative has actual knowledge of any such demands for appraisal) and (ii) the right to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, waive any failure to timely deliver a written demand for appraisal under the DGCL, approve any withdrawal of any such demands, in respect of Dissenting Company Shares, or agree to do any of the foregoing.

Section 2.05        Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent (and their respective affiliates and Representatives) shall be entitled to deduct and withhold from the amounts payable in connection with this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code, any regulation promulgated thereunder by the United States Department of Treasury (a “Treasury Regulation”) or any other applicable federal, state, local or foreign Tax Law; provided, however, that Parent, the Surviving Corporation, and the Paying Agent (and their respective affiliates and Representatives) shall use reasonable best efforts to provide prior written notice to the Company of any such deduction or withholding (other than (a) payroll withholding with respect to consideration that is compensatory in nature, including consideration payable to any holder or former holder of a Company Option, RSU Award, or DSU Award or (b) U.S. backup withholding) at least three (3) Business Days prior to any such withholding and, in any event, as soon as is reasonably practicable and shall cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by applicable Law. To the extent that amounts are so withheld or deducted by the Surviving Corporation, Parent or the Paying Agent (or any of their respective affiliates or Representatives), as the case may be, such withheld amounts (a) shall be remitted by the applicable withholding agent to the applicable Governmental Entity and (b) to the extent so remitted shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent from the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection) or (b) disclosed in Company SEC Documents publicly filed or furnished and publicly available after January 1, 2022 and prior to the date of this Agreement (other than any disclosure in any such Company SEC Document contained in (x) the “Forward-Looking Statements” and “Risk Factors” sections thereof or (y) any other section thereof, in each case, to the extent such disclosure is primarily cautionary, forward-looking or predictive); provided, however, that for purposes of this clause (b), nothing disclosed in the Company SEC Documents shall be deemed to be a qualification of, or modification to, the representations and warranties of the Company set forth in Section 3.02 (Capitalization), Section 3.03 (Authority), Section 3.23 (Opinion of Financial Advisor), or Section 3.26 (Brokers):

Section 3.01        Organization and Qualification; Subsidiaries.

(a)          The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, except, in the case of the Company Subsidiaries, as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)          The Form 10-K includes true and complete copies of (i) the Restated Certificate of Incorporation of the Company (as amended, restated, supplemented or otherwise modified, the “Company Charter”) and (ii) the Amended and Restated Bylaws of the Company (as amended, restated, supplemented or otherwise modified, the “Company Bylaws”), in each case, as in effect on the date hereof. Each of the Company Charter and the Company Bylaws is in full force and effect.

(c)           Section 3.01(c) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each Company Subsidiary, together with its jurisdiction of incorporation or organization.

(d)          Except as set forth on Section 3.01(d) of the Company Disclosure Letter, the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, free and clear of any Lien, other than restrictions on transfer under applicable federal and state securities Laws or applicable foreign Laws, and all of such outstanding shares of capital stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any shares of capital stock or other equity interests in any person, or has any obligation to acquire any such shares of capital stock or equity interests.

Section 3.02        Capitalization.

(a)          The authorized capital stock of the Company consists of 60,000,000 shares of Company Common Stock. As of the close of business on October 6, 2023 (the “Specified Date”), (i) 40,345,831 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, and (ii) 905,204 shares of Company Common Stock were held in treasury.

(b)          As of the close of business on the Specified Date, (i) 1,514,380 shares of Company Common Stock were issuable with respect to outstanding Company Options with a weighted average exercise price of $6.29 per share of Company Common Stock, (ii) no shares of Company Common Stock were issuable in respect of outstanding RSU Awards, assuming, with respect to any RSU Award that is subject to vesting based on the achievement of performance or time goals, the achievement of such target performance or time goals, (iii) no shares of Company Common Stock were issuable in respect of outstanding Deferred Stock Units, and (iv) 1,064,413 shares of Company Common Stock were issuable to Amazon, Inc. under the Amazon Warrant, at a weighted average exercise price of $9.94 per share of Company Common Stock. As of the close of business on the Specified Date, the Company had no Shares reserved for issuance, except for (A) the shares reserved for issuance pursuant to the outstanding Company Options, RSU Awards and DSU Awards described in clauses (i) through (iii), (B) an additional 506,251 Shares reserved for additional grants of Company Options, RSU Awards and DSU Awards pursuant to the Company Stock Plans, (C) 49,219 Shares reserved for issuance pursuant to the Company Stock Purchase Plan, and (D) 2,935,587 Shares reserved for issuance upon exercise of the Amazon Warrant described in clause (iv).

(c)          As of the date hereof, except with respect to the Company Options, RSU Awards, DSU Awards and the Amazon Warrant, in each case, referred to in Section 3.02(b) of the Company Disclosure Letter and the related award agreements, and purchase rights under the Company Stock Plans, Company Stock Purchase Plan and the Amazon Warrant, there are no outstanding or existing (i) options, warrants, calls, derivative Contracts, forward sale Contracts, preemptive rights, restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock, subscriptions, agreements, obligations or other rights, convertible or exchangeable securities, agreements or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to issue, deliver, transfer or sell, or cause to be issued or sold, any shares of capital stock or other equity interest in the Company or securities convertible into, exchangeable for or exercisable for such shares or equity interests relating to or based on, directly or indirectly, the value or price of, any capital stock or voting securities of, or ownership interests in, the Company or any Company Subsidiary, (ii) obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any Company Subsidiary, or (iii) voting trusts or similar agreements to which the Company or any Company Subsidiary is a party with respect to the voting, registration or transfer of the Shares at a meeting of the Company’s stockholders or the capital stock or equity securities of any Company Subsidiary at a meeting (the items in clauses (i), (ii) and (iii) with respect to the Company, together with the shares of capital stock of the Company, being referred to collectively as “Company Securities,” and the items in clauses (i), (ii) and (iii) with respect to any Company Subsidiary, together with the shares of capital stock, voting securities or other ownership interests of any Company Subsidiary, being referred to collectively as “Subsidiary Securities”). Neither the Company nor any Company Subsidiary has any obligation to grant any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights with respect to any security issued by the Company or any Company Subsidiary.

(d)           Section 3.02(b) of the Company Disclosure Letter sets forth a true and complete list, as of the close of business on the Specified Date, (w) with respect to each RSU Award, of (A) the name and holder of such RSU Award, as well as such holder’s jurisdiction, (B) the number of shares of Company Common Stock underlying such RSU Award (assuming, with respect to any RSU Award that is subject to vesting based on the achievement of performance or time goals, the achievement of such target performance or time goals) and (C) the date on which such RSU Award was granted, (x) with respect to each Company Option, of (A) the name and holder of such Company Option, as well as such holder’s jurisdiction, (B) the number of shares of Company Common Stock underlying such Company Option, (C) the type (incentive or nonqualified) and (D) the exercise price per share, (y), with respect to each DSU Award, of (A) the name and holder of such DSU Award, as well as such holder’s jurisdiction, (B) the number of shares of Company Common Stock underlying such DSU Award, and (C) the date on which such DSU Award was granted, and (z) with respect to the Amazon Warrant, of (A) the price at which the Amazon Warrant may be exercised under the terms of the Amazon Warrant, and (B) the number of shares of Company Common Stock underlying the Amazon Warrant. All shares of Company Common Stock subject to issuance under the Company Stock Purchase Plan, the Company Stock Plan and the Amazon Warrant, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(e)          There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote.

(f)           With respect to the Company Options, (i) each grant of an option was duly authorized no later than the date on which the grant of such option was by its terms to be effective or the date the option was granted by all necessary corporate action and (ii) each has an exercise price equal to no less than the fair market value of the underlying Shares on the applicable grant date as determined by the Company Board in good faith. Each Company Option, RSU Award and DSU Award was granted in material compliance with all applicable Laws and pursuant to a Company Stock Plan.

Section 3.03        Authority.

(a)          The Company has the requisite corporate power and authority to execute, deliver and perform this Agreement and, subject to the approval and adoption of this Agreement by the stockholders of the Company, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company Board and, other than the effectiveness of the Written Consent and execution and filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions. Assuming the accuracy of the representations and warranties contained in Section 4.10, other than the Written Consent, no vote of the holders of any class or series of capital stock or other securities of the Company is necessary to adopt this Agreement or approve or consummate the Transactions. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by the Company will be, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub and assuming the accuracy of the representations and warranties contained in Section 4.10) this Agreement constitutes, and when executed and delivered, such other agreements and instruments will constitute, the valid and legally binding obligation of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a Proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)          The Company Board (acting on the recommendation of the Special Committee), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders (other than Parent, Merger Sub, the Sponsor and their respective affiliates), (ii) approved, adopted and declared advisable the execution, delivery and performance of this Agreement by the Company and, subject to effectiveness of the Written Consent, the consummation by the Company of the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the stockholders of the Company for approval and adoption and (iv) resolved to recommend approval and adoption of this Agreement by the stockholders of the Company in accordance with the applicable provisions of the Laws of the State of Delaware, and on the terms set forth in this Agreement, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.04, have not been subsequently rescinded, withdrawn or modified.

Section 3.04        No Conflict; Required Filings and Consents.

(a)          The execution, delivery or performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not: (i) subject to effectiveness of the Written Consent, contravene, conflict with or violate any provision of (A) the Company Charter or Company Bylaws or (B) any of the organizational documents of any Company Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) except as set forth on Section 3.04(a) of the Company Disclosure Letter, require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties, rights or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract, Real Property Lease or material Company Permit, except, with respect to clauses (i)(B), (ii) and (iii), as contemplated by Section 2.03 or for (1) any such consent, approvals and authorizations, the failure to obtain which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (2) any such contraventions, conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation of Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)          None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the submission of any filings and notifications, and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, authorizations, waiting periods or agreements, required under applicable U.S. or foreign competition, antitrust or merger control Laws (“Antitrust Laws”), (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of NYSE, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.05        Permits; Compliance with Laws.

(a)          Except as would not to have a Company Material Adverse Effect, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”). Except, individually or in the aggregate, as would not reasonably be expected to have a Company Material Adverse Effect, (i) all Company Permits are in full force and effect, (ii) the Company and the Company Subsidiaries are, and have been since January 1, 2021, in compliance with the terms and requirements of the Company Permits, (iii) the Company and each Company Subsidiary is not in default under, and, to knowledge of the Company, no condition exists that, with or without notice, or lapse of time, or both, would constitute a default under, or would reasonably be expected to result in, any suspension, cancellation, modification, termination or revocation of, any such Company Permit, and (iv) to the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Entity threatening to revoke, suspend, modify or cancel any Company Permit.

(b)          Since January 1, 2021 the Company and each of the Company Subsidiaries has been, and each currently is, in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and activities and properties or assets owned or used by them and with all Orders to which the Company or the Company Subsidiaries are subject, in each case, except for such noncompliance, individually or in the aggregate, as would not reasonably be expected to have a Company Material Adverse Effect. No investigation, review or audit by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary, except for such investigations, reviews and audits the outcomes of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06        Company SEC Documents; Financial Statements.

(a)          Since January 1, 2021, the Company has timely filed with or otherwise furnished to (as applicable) the SEC, and made available to Parent, all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, certifications and documents and related exhibits and all other information incorporated therein required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC with any exhibits and schedules thereto and other information incorporated or otherwise hyperlinked therein, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates and, if supplemented, modified or amended since the time of filing, as of the filing date of the most recent supplement, modification or amendment, the Company SEC Documents (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied as to form in all material respects with all applicable requirements of NYSE, the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, in each case as in effect on the date each such Company SEC Document was filed with or furnished to the SEC. As of the date hereof, the Company has complied with and is in compliance in all material respects with the applicable provisions of the Exchange Act, the Securities Act, the SEC rules and regulations and with the Sarbanes-Oxley Act and the applicable listing and corporate governance rules, regulations and requirements of NYSE.

(b)          The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of the Company and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited financial statements, for the absence of notes and normal year-end adjustments that were not or will not be material in amount or effect, in each case, as permitted by SEC rules and regulations, (ii) present fairly, in all material respects, the consolidated financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, for the absence of notes and normal year-end adjustments that were not or will not be material in amount or effect, in each case, as permitted by SEC rules and regulations) and (iii) have been prepared from and are in accordance with the books, records and accounts of the Company and the consolidated Company Subsidiaries. Except as described in the Company SEC Documents, no off-balance sheet arrangements (as defined in Item 303 of Regulation S-K under the Exchange Act) that would be required to be disclosed in Company SEC Documents exist or have been effected by the Company or the Company Subsidiaries since January 1, 2021.

Section 3.07        Information Supplied. Neither the Information Statement nor the Schedule 13E-3, including any information supplied or to be supplied by or on behalf of the Company or any of the Company Subsidiaries for inclusion or incorporation by reference therein, will, at the time the Information Statement or the Schedule 13E-3 is filed with the SEC, at the time of any amendment or supplement thereto or at the time of the first publishing or mailing thereof to the Company’s stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.08        Internal Controls and Disclosure Controls. The Company has designed, established and maintains, and has at all times since January 1, 2021 maintained, a system of “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of each of Rule 13a-15 and Rule 15(d)-15 under the Exchange Act), as applicable.

Section 3.09        Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, (a) the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business and (b) there has not been any Effect that has had or would be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10        Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether known, unknown, matured, unmatured, accrued, absolute, contingent, determined, determinable or otherwise) required by GAAP to be reflected or reserved on a consolidated balance sheet of the Company (or the notes thereto), other than liabilities and obligations (a) reflected, disclosed, reserved against or provided for in the consolidated balance sheet of the Company and the Company Subsidiaries as of June 30, 2023 (the “Balance Sheet Date”) or the notes thereto, in each case, as included in the Form 10-Q, (b) incurred in the ordinary course of business since the Balance Sheet Date (none of which results form, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) that would not reasonably be expected to have a Company Material Adverse Effect, or (d) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions.

Section 3.11        Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter, there is no suit, claim, action, proceeding, litigation, mediation or arbitration, investigation, audit, inquiry, subpoena, civil investigative demand (collectively, “Proceeding”) or other material request for information to which the Company or any Company Subsidiary is a party or that otherwise involves their respective properties, assets or businesses, either pending or, to the knowledge of the Company, threatened in writing, in each case that would, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary, nor any of their respective assets or properties, is subject to any outstanding Order that would have a Company Material Adverse Effect. As of the date hereof, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions that would reasonably be expected to prevent or materially delay the Closing.

Section 3.12        Employee Benefits.

(a)           Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other material employee benefit plan, employment, consulting, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, retention, pension, retirement, equity or equity-based compensation, stock option, stock purchase, health, welfare, medical, dental, disability, life insurance and any other similar plan, policy, program or arrangement, in each case, maintained by, contributed to, or sponsored by the Company or any Company Subsidiary or with respect to which the Company or any of the Company Subsidiaries has any material obligation or liability (whether actual or contingent) (each, a “Company Benefit Plan”); provided, however, that Section 3.12(a) of the Company Disclosure Letter need not list any individual employment or consulting agreement that is terminable at will and without more than 30 days’ notice. The Company has separately identified each Company Benefit Plan that is maintained, contributed to, or sponsored by the Company or any Company Subsidiary primarily for the benefit of employees outside of the United States.

(b)          Except as would not have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) there are no Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened in writing with respect to any Company Benefit Plan and (iii) each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service (“IRS”) as to its qualified status or has timely filed an application for a favorable determination letter, or is a prototype or volume submitter plan that is the subject of an opinion or advisory letter and, to the knowledge of the Company, no event has occurred since the date of such determination, opinion or advisory letter that would reasonably be expected to cause the loss of qualification of any such Company Benefit Plan.

(c)           Section 3.12(c) of the Company Disclosure Letter lists as of the date hereof any obligation of the Company or the Company Subsidiaries (whether under a Company Benefit Plan or otherwise) to provide health, accident, disability, life or other welfare benefits to any current or former employees, directors, consultants or retirees of the Company or any of the Company Subsidiaries (or any spouse, beneficiary or dependent of the foregoing) after retirement or other termination of employment or service, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (iii) coverage or benefits provided through the end of the month in which the retirement or other termination of employment occurs or (iv) benefits provided in connection with severance benefits pursuant to a Company Benefit Plan disclosed on Section 3.12(a) of the Company Disclosure Letter.

(d)          At no time during the six (6) year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or had any obligations or liabilities under any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, any multiemployer plan within the meaning of Section 3(37) of ERISA, any “multiple employer plan” within the meaning of Section 413(c) of the Code or “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)          Except as set forth on Section 3.12(e) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event (regardless of whether that other event has or will occur) (i) entitle any current or former employee, consultant, director or other service provider of the Company or any of the Company Subsidiaries to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant, director or other service provider or any such group of employees, consultants, directors or other service providers; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit. Neither the execution of this Agreement or the consummations of the Transactions would reasonably be expected to result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), to any “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1).

(f)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan that would reasonably be expected to result in a material liability to the Company or any of the Company Subsidiaries.

(g)          Except as has not had and would not have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened Proceedings involving any Company Benefit Plan or against the Company or any of the Company Subsidiaries (other than routine claims for benefits) or, to the knowledge of the Company, any Company Benefit Plan fiduciary with respect to any Company Benefit Plan.

(h)          There is no agreement, plan or other arrangement to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries is otherwise bound to pay a Tax gross-up or reimbursement payment to any person, including without limitation, with respect to any Tax-related payments under Section 409A of the Code or Sections 280G or 4999 of the Code.

(i)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all payments, benefits, contributions (including all employer contributions and employee salary reduction contributions) and premiums related to each Company Benefit Plan have been timely paid or made in full, or, to the extent not yet due, properly accrued on the Balance Sheet Date in accordance with the terms of the Company Benefit Plans and all applicable Laws.

(j)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

Section 3.13        Labor.

(a)          Except as set forth on Section 3.13(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union, works council, or other labor organization. To the knowledge of the Company, as of the date hereof, there are no union organizing activities pending or threatened with respect to any employees of the Company or any Company Subsidiary, and no union, works council, or other labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification or filed any petition or commenced a representation Proceeding before the National Labor Relations Board or any other labor relations tribunal.

(b)          Except as set forth on Section 3.13(b) of the Company Disclosure Letter, as of the date hereof, (i) there are currently no, and since January 1, 2021 there has not been any, labor strike, organized work slowdown, or lockout, and, to the knowledge of the Company, there is no threat thereof, against the Company or any Company Subsidiary and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice charges, suits, claims, investigations, grievances or complaints pending or, to the knowledge of the Company, threatened by or on behalf of any employee or service provider or group of employees or service providers of the Company or any Company Subsidiary against the Company or any Company Subsidiary before a Governmental Entity.

(c)          Except as would not have a Company Material Adverse Effect or as set forth on Section 3.13(c) of the Company Disclosure Letter, the Company and each of the Company Subsidiaries is in compliance with all Laws relating to the employment of labor and employment, including Laws relating to wages and hours (including overtime), labor relations, fair employment practices (including discrimination, harassment, and retaliation), immigration, collective bargaining, plant closing and mass layoffs, safety and health, workers’ compensation and worker classification.

(d)          Except as set forth on Section 3.13(d) of the Company Disclosure Letter, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or applicable state Laws) with respect to the Company or any of the Company Subsidiaries since January 1, 2021 with respect to which there is any material unsatisfied liability.

(e)          To the knowledge of the Company, since January 1, 2021, no allegations of sexual or other unlawful harassment or discrimination have been made against (i) any officer of the Company or the Company Subsidiaries or (ii) an employee of the Company or the Company Subsidiaries at a level of Vice President or above.

Section 3.14        Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as set forth on Section 3.14 of the Company Disclosure Letter:

(a)          The Company and each Company Subsidiary has timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are correct, complete and accurate, and has timely paid all Taxes required to be paid by any of them that are or were due and payable or otherwise subject to collection action by a Governmental Entity.

(b)          Since January 1, 2021, no written claim has been made by any Governmental Entity in any jurisdiction where the Company or any Company Subsidiary does not file a Tax Return or pay Tax that the Company is subject to taxation or required to file any Tax Return in that jurisdiction other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the Company SEC Documents filed prior to the date hereof.

(c)          All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date hereof have been duly withheld and collected and have been timely paid to the appropriate Governmental Entity.

(d)          There is no Proceeding, examination or assessment currently in progress, pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable. No deficiency with respect to Taxes has been assessed or asserted in writing against the Company or any Company Subsidiary which has not been fully paid or adequately reserved in accordance with GAAP in the Company Financial Statements.

(e)          There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Company Subsidiary may be subject other than in connection with customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business.

(f)           Neither the Company nor any Company Subsidiary (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing or allocation agreement; (ii) has been included in any “consolidated,” “unitary”, “affiliated” or “combined” Tax Return within the meaning of Section 1504 of the Code (or any similar provision of state, local, or foreign Law) other than any such group of which the Company is the common parent; or (iii) has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor or otherwise by operation of Law or under any Contract (other than any customary commercial Contract not primarily related to Taxes).

(g)          Neither the Company nor any Company Subsidiary has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code within the two-year period ending as of the date hereof.

(h)          Neither the Company nor any Company Subsidiary has made an election pursuant to Section 965(h) of the Code.

(i)           Notwithstanding anything to the contrary in this Agreement, the representations and warranties included in this Section 3.14 and Section 3.12 shall constitute the only representations and warranties of the Company in this Agreement with respect to Tax matters.

Section 3.15        Properties and Assets. The Company and the Company Subsidiaries have good and valid title to their owned assets and properties, or in the case of assets and properties they lease, license, or have other rights in, good and valid rights by lease, license or other agreement to use, all assets and properties (in each case, tangible and intangible) necessary to permit the Company and the Company Subsidiaries to conduct their businesses as currently conducted, in each case, free and clear of all Liens other than Permitted Liens, except where the failure to have such good and valid title would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 3.16        Real Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has (i) good and marketable fee simple title to all real property owned by the Company or any of its Subsidiaries (“Owned Real Property”) and (ii) good and valid leasehold, subleasehold, or license interests in or right to use all real property leased, subleased, or otherwise occupied by the Company or any Company Subsidiary providing for annual monetary charges in excess of $300,000 (“Real Property Lease”), in each case free and clear of all Liens except for Permitted Liens. Neither the Company nor any Company Subsidiary has received any written communication from, or given any written communication to, any other party to a Real Property Lease or any lender, alleging that (i) the Company or any Company Subsidiary or such other party, as the case may be, is in material default under such lease or (ii) an event has occurred that, with notice or lapse of time, or both, would constitute a material default by the Company or a Company Subsidiary or any other party thereto, or permit any party (other than the Company or a Company Subsidiary) to terminate, materially and adversely modify terms or accelerate rent, under such lease.

Section 3.17        Environmental Matters. Except as would not have a Company Material Adverse Effect, (a) since January 1, 2021, there has been no Release of any Hazardous Substances at, on or under any of the real property owned or leased by the Company or any Company Subsidiary that would reasonably be expected to result in liability under Environmental Laws on the part of the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary is subject to any Order relating to the investigation, remediation, removal or cleanup of Hazardous Substances.

Section 3.18        Intellectual Property.

(a)          The Company and the Company Subsidiaries own or have the right to use all Intellectual Property Rights that are necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property”). Except as would not have a Company Material Adverse Effect, none of the Company Intellectual Property are subject to any (i) Liens, except for Permitted Liens, or (ii) Order affecting the use thereof or rights thereto.

(b)          The conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other person, except for any such infringement, misappropriation or other violation that would not have a Company Material Adverse Effect.

(c)          To the knowledge of the Company, since January 1, 2021, neither the Company nor any of the Company Subsidiaries is the subject of any material pending or threatened claim alleging the conduct of the business by the Company or any of the Company Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any other person.

(d)          To the knowledge of the Company, since January 1, 2021, no other person has asserted in writing any material objection or claim with respect to the ownership, validity or enforceability of any Intellectual Property Rights owned by the Company or any of the Company Subsidiaries, nor has the Company or any of the Company Subsidiaries received any such claim in writing.

(e)          To the knowledge of the Company, since January 1, 2021, no other person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by or exclusively licensed to the Company or any of the Company Subsidiaries, except for any such infringement, misappropriation or other violation that would not have a Company Material Adverse Effect.

(f)           The IT Systems (i) are sufficient for the operation of the business of the Company and Company Subsidiaries as currently conducted, (ii) properly operate in all material respects, and (iii) to the knowledge of the Company are free from harmful code, viruses, worms, time bombs, key locks, malware and other corruptants. The Company and Company Subsidiaries have taken commercially reasonable actions to protect the security, integrity, confidentiality and continuous operation of the IT Systems used in the business. Except as set forth on Section 3.18(f) of the Company Disclosure Letter, since January 1, 2021, to the knowledge of the Company there has been no denial-of-service or other cyberattack on any IT Systems.

(g)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and Company Subsidiaries have not incorporated any open source software in, or used any open source software in connection with, any proprietary software owned by any of the Company or Company Subsidiaries and material to the operation of the business conducted by the Company and Company Subsidiaries in a manner that requires the contribution, licensing, attribution or disclosure to any third party of any portion of the source code of any such material software or that would otherwise diminish or transfer the rights of ownership in any material Company Intellectual Property.

(h)          The Company and Company Subsidiaries are in compliance with the Privacy Policies of the Company and Company Subsidiaries except for such noncompliance as would not have a Company Material Adverse Effect. Except as set forth on Section 3.18(h) of the Company Disclosure Letter, to the knowledge of the Company, since January 1, 2021, there has been no unauthorized access or acquisition by any third party of Personal Information stored by or on behalf of the Company or Company Subsidiaries, except for any such unauthorized access that would not have a Company Material Adverse Effect.

Section 3.19        Company Material Contracts.

(a)          Except for this Agreement and except as filed with the SEC, as of the date hereof, neither the Company nor any of the Company Subsidiaries is a party to or is bound by any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K (each such Contract, a “Company Material Contract”).

(b)          Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is, with or without notice, or lapse of time, or both, in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that, with or without notice, or lapse of time or both, would constitute a breach or default thereunder by the Company or any Company Subsidiary, (ii) neither the Company nor any Company Subsidiary has received written notice that it has breached, violated or defaulted under any Company Material Contract, and (iii) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of, and is in full force and effect with respect to, the Company and any Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, except for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, subject to the Bankruptcy and Equity Exception.

Section 3.20        Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Insurance Policies held or maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date), (b) neither the Company nor any Company Subsidiary is in breach of or default under any of the Insurance Policies and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with or without notice, or the lapse of time, or both, would constitute such a breach or default or permit termination modification of any of the Insurance Policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, the Company has not received any written notice of termination, premium increase, cancellation or denial of coverage with respect to or invalidation of any of the Insurance Policies held or maintained by the Company and the Company Subsidiaries.

Section 3.21        Customers and Suppliers.

(a)           Section 3.21(a) of the Company Disclosure Letter sets forth a true and complete list of the five (5) largest (measured by gross revenue to the Company and its Subsidiaries on a consolidated basis) customers (each, a “Material Company Customer”) to the Company and its Subsidiaries for the twelve (12) months ended December 31, 2022 and the eight (8) months ended August 31, 2023.

(b)           Section 3.21(b) of the Company Disclosure Letter sets forth a true and complete list of the five (5) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) vendors (each, a “Material Company Vendor”) to the Company and its Subsidiaries for the twelve (12) months ended December 31, 2022 and the eight (8) months ended August 31, 2023.

(c)          As of the date of this Agreement, no Material Company Customer or Material Company Vendor has terminated or cancelled, or notified the Company or any of its Subsidiaries that it intends to terminate or cancel, or decrease or, to the Company’s knowledge, threatened to decrease or limit, its relationship with the Company or any of its Subsidiaries, except for any such termination, cancellation or decrease (or threatened termination, cancellation or decrease) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is engaged in a dispute with a Material Company Customer or Material Company Vendor. From December 31, 2022 to the date of this Agreement, there has been no material change in the pricing or other material terms of its business relationship with any Material Company Customer or Material Company Vendor that is materially adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.22        FCPA; Anti-Corruption; Trade Compliance.

(a)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries, and, to the knowledge of Company, their respective affiliates, have, since January 1, 2020, complied, and are in compliance with, (i) (A) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (B) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law (“Import/Export Laws”), (ii) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (B) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom (“Sanctions Laws,” and collectively with Import/Export Laws, “Trade Compliance Laws”).

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2020, neither the Company nor any of its Subsidiaries, nor, to the Company’s knowledge, any of their respective affiliates, has engaged in transactions or dealings, either directly or knowingly indirectly, to or from a country, region or territory subject to comprehensive Sanctions Laws (at the time of this Agreement, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea or Syria) (the “Restricted Territories”) or has engaged in a transaction or dealing with (i) any person listed in any Sanctions Laws-related list of designated persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (ii) any person operating, organized, or ordinarily resident in a Restricted Territory; (iii) the government of a Restricted Territory or the Government of Venezuela; or (iv) any person 50% or more owned or controlled by any such person or persons or acting for or on behalf of such person or persons, in all cases in violation of applicable Sanctions Laws.

(c)          Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary, nor, to the Company’s knowledge, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, since January 1, 2020, directly or indirectly, violated any applicable Anti-Corruption Laws; nor has the Company, any Subsidiary nor, to the Company’s knowledge, any director, officer, employee, agent or other Representative of the Company or any of its Subsidiaries corruptly offered, paid, promised to pay, authorized, solicited, or received the payment of money or anything of value, directly or indirectly, to or from any person, including any government official: (i) to influence any official act or decision of a government official; (ii) to induce a government official to do or omit to do any act in violation of a lawful duty; (iii) to induce a government official to influence the act or decision of a Governmental Entity; (iv) to secure any improper business advantage; (v) to obtain or retain business in any way related to the Company or any of its Subsidiaries; or (vi) that would otherwise constitute a bribe, kickback, or other improper or illegal payment or benefit, in all cases in violation of applicable Anti-Corruption Law.

(d)          Except as would not have a Company Material Adverse Effect, neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer or employee of the Company or any of its Subsidiaries, any agent or other Representative of the Company or any of its Subsidiaries, is, or since January 1, 2020 has been, subject to any actual or pending or, to the knowledge of the Company, threatened Proceedings or made any voluntary disclosures to any Governmental Entity relating to applicable Anti-Corruption Laws or Trade Compliance Laws.

Section 3.23        Opinion of Financial Advisor. On or prior to the date of this Agreement, the Special Committee has received the opinion of Houlihan Lokey Capital, Inc. (the “Special Committee Financial Advisor”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and other factors set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than the Sponsor and certain affiliates thereto) in the proposed Merger, is fair, from a financial point of view, to such holders. The Special Committee shall deliver a correct and complete copy of such written opinion of the Special Committee Financial Advisor to the Company Board solely for informational purposes promptly after receipt thereof by the Special Committee.

Section 3.24        Takeover Statutes. Assuming that the representations of Parent and Merger Sub set forth in this Agreement are true, accurate and complete, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law (the “Takeover Statutes”) are not applicable to this Agreement and the transactions contemplated hereby. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger or the other transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s certificate of incorporation and bylaws is, or at the Effective Time will be, applicable to the shares of Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

Section 3.25        Vote Required. Assuming the accuracy of the representations and warranties contained in Section 4.10, the delivery of the Sponsor Written Consent shall be sufficient to adopt this Agreement and approve the Transactions in accordance with the DGCL.

Section 3.26        Brokers. No broker, finder or investment banker other than the Special Committee Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company, any of the Company Subsidiaries or any of their respective affiliates.

Section 3.27        Acknowledgement of No Other Representations or Warranties. THE COMPANY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV AND THE CERTIFICATE TO BE DELIVERED BY PARENT PURSUANT TO Section 6.03(c), NONE OF PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR THE REPRESENTATIVES OF ANY OF THEM MAKES OR HAS MADE, AND THE COMPANY ACKNOWLEDGES THAT IT HAS NOT RELIED UPON OR OTHERWISE BEEN INDUCED BY, ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, CONCERNING PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE COMPANY ACKNOWLEDGES AND AGREES THAT NONE OF PARENT, MERGER SUB OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO ANY INFORMATION MADE AVAILABLE TO THE COMPANY BY OR ON BEHALF OF PARENT OR MERGER SUB IN CONNECTION WITH THE TRANSACTION INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company:

Section 4.01        Organization. Each of Parent and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has requisite corporate or other legal entity, as the case may be, power and authority to carry on its business as it is now being conducted, except where the failure to have such power and authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.02        Authority. Each of Parent and Merger Sub has the requisite corporate or other legal entity power and authority to execute, deliver and perform this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Merger Sub, and no other corporate or other legal entity proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the Transactions. This Agreement has been, and any other agreements or instruments to be delivered pursuant hereto by Parent or Merger Sub will be, duly and validly executed and delivered by Parent and Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) this Agreement constitutes, and when executed and delivered such other agreements and instruments will constitute, the valid and binding obligation of Parent and Merger Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03        No Conflict; Required Filings and Consents.

(a)          None of the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, bylaws or any equivalent organizational or governing documents of Parent or Merger Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party (or by which any of their respective properties or assets is bound) or any material Permit held by Parent or Merger Sub, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or creation of Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

(b)          None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub or any of their respective affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, authorizations, waiting periods or agreements, required under any Antitrust Laws, (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of NYSE, (v) any applicable international, federal or state securities or “blue sky” Laws, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.04        Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Information Statement or the Schedule 13E-3 will, at the time of filing thereof with the SEC, at the time of any amendment or supplement thereto or at the time of the first publishing or mailing thereof to the Company’s stockholders, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05        Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or any of its Subsidiaries is a party pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding Order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Transactions.

Section 4.06        Capitalization and Operations of Merger Sub. As of the date of this Agreement, the authorized number of shares of common stock of Merger Sub consists of 100 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding shares of common stock of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any other business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement.

Section 4.07        Equity Financing. Parent has delivered to the Company a true and complete copy of a fully executed equity commitment letter dated as of the date hereof (the “Equity Commitment Letter”), from CSP Fund II LP, a limited partnership formed under the laws of the Cayman Islands (the “Equity Commitment Party”) to Parent and relating to the commitment of the Equity Commitment Party, upon the terms and subject to the conditions set forth therein, to provide Parent with equity financing in the amount set forth therein (the “Equity Financing”), which Equity Commitment Letter shall provide that the Company is an express third party beneficiary thereto. As of the date of this Agreement, the Equity Commitment Letter in the form delivered to the Company has not been amended or modified, no such amendment or modification is contemplated and none of the obligations and commitments contained in such Equity Commitment Letter have been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated. Assuming (a) the accuracy of the representations and warranties by the Company set forth in Article III, and (b) compliance by the Company with its obligations hereunder, as of the date hereof, neither Parent nor Merger Sub has any reason to believe that the Equity Financing will not be available on the Closing Date to fund the aggregate consideration payable by Parent pursuant to Article II together with all costs and expenses required to be paid by Parent at the Closing. As of the date hereof, the Equity Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of Parent and the Equity Commitment Party. As of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or the Equity Commitment Party under the Equity Commitment Letter that could in either case result in the failure of the funding obligations thereunder and (ii) neither Parent nor any of its affiliates has entered into any agreement, side letter or other arrangement relating to the Equity Commitment Letter that could reasonably be expected to affect the availability of the Equity Financing on the Closing Date. The aggregate cash proceeds of the Equity Financing will be sufficient to consummate the Transactions in accordance with the terms hereof, including the making of all payments to be made by or on behalf of Parent on the Closing Date. There are no conditions precedent that would affect the availability of the Equity Financing on the Closing Date, other than as expressly set forth in the Equity Commitment Letter.

Section 4.08        Solvency. Assuming that (a) the conditions to the obligation of Parent and Merger Sub to consummate the Merger have been satisfied or waived, (b) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby in accordance with GAAP, and (c) the accuracy of the representations and warranties of the Company contained in this Agreement, then at and immediately following the Effective Time and after giving effect to all of the Transactions, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation, will be Solvent.

Section 4.09        Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Merger Sub or any of their respective affiliates.

Section 4.10        Ownership of Company Common Stock. Except for 23,049,137 shares owned collectively by CSP Alpha Holdings Parent Pte Ltd, CSP Alpha Investment LP, CSP Alpha GP Limited; CSP Victory Limited and CSP Management Limited as of the date hereof, none of Parent, Merger Sub or any of their affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other securities of the Company or any options, warrants or other rights (other than pursuant to this Agreement) to acquire shares of capital stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.11        Certain Arrangements. None of Parent, Merger Sub, Sponsor or any of their respective affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which any holder of Company Common Stock issued and outstanding immediately prior to the Effective Time would be entitled to receive consideration of a different amount or nature than as set forth in this Agreement. There are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) between Parent, Merger Sub, Sponsor or any of their respective affiliates, on the one hand, and any of the Company’s directors, officers, employees or affiliates, on the other hand, the subject of which relates to the Transactions, including the Merger.

Section 4.12        Acknowledgement of No Other Representations or Warranties. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED ITS OWN INDEPENDENT INVESTIGATION AND ANALYSIS OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND THAT IT AND ITS REPRESENTATIVES HAVE RECEIVED ACCESS TO SUCH BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS AND OTHER ASSETS OF THE COMPANY AND THE COMPANY SUBSIDIARIES THAT IT AND ITS REPRESENTATIVES HAVE DESIRED OR REQUESTED TO REVIEW FOR SUCH PURPOSE AND THAT IT AND ITS REPRESENTATIVES HAVE HAD FULL OPPORTUNITY TO MEET WITH THE MANAGEMENT OF THE COMPANY AND THE COMPANY SUBSIDIARIES AND TO DISCUSS THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) AND PROSPECTS OF THE COMPANY AND THE COMPANY SUBSIDIARIES. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III AND THE CERTIFICATE TO BE DELIVERED BY THE COMPANY PURSUANT TO SECTION 6.02(d), NONE OF THE COMPANY, THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR THE COMPANY REPRESENTATIVES MAKES OR HAS MADE, AND EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS NOT RELIED UPON OR OTHERWISE BEEN INDUCED BY, ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, CONCERNING THE COMPANY OR THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OR THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT AND MERGER SUB ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE FINANCIAL PROJECTIONS, FORECASTS, COST ESTIMATES AND OTHER PREDICTIONS RELATING TO THE COMPANY AND THE COMPANY SUBSIDIARIES MADE AVAILABLE TO PARENT.

Article V
COVENANTS

Section 5.01        Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, except (w) as specifically set forth in Section 5.01 of the Company Disclosure Letter, (x) as expressly required or expressly provided for by this Agreement, (y) as required by applicable Law or (z) as expressly consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned, it being understood that any action or omission taken or omitted to be taken by the Company or any Company Subsidiary at the direction or with the actual knowledge of any Dual Representative, shall be deemed to have been taken with Parent’s prior written consent in accordance with and for all purposes under this Agreement), the Company will, and will cause each Company Subsidiary to, use reasonable best efforts to conduct its businesses and operations in all material respects in the ordinary course of business consistent with past practice, and the Company will use, and will cause each Company Subsidiary to use, reasonable best efforts to (1) preserve its and their business organization, (2) preserve the present relationships and goodwill with those persons having significant business relationships with the Company and the Company Subsidiaries and (3) comply with and maintain all material Permits required to conduct its and their businesses and to own, lease and operate its and their properties and assets. Without limiting the foregoing, and as an extension thereof, subject to the exceptions described in clauses (w) through (z) of the foregoing sentence, the Company shall not, and shall not permit any Company Subsidiary, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, to:

(a)          amend the Company Charter, Company Bylaws or certificate of incorporation or bylaws (or other similar governing documents) of any Company Subsidiary;

(b)          issue, sell, grant options, restricted stock units or rights to purchase, pledge, or authorize or propose the issuance of, sale of, or grant of options, restricted stock units or rights to purchase or pledge, any Company Securities or Subsidiary Securities, other than (i) the issuance of Shares upon the exercise of Company Options or the vesting and settlement of RSU Awards or DSU Awards, in each case outstanding as of the date hereof in accordance with their terms and (ii) the issuance of securities by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(c)          adjust, split, combine, recapitalize, subdivide or reclassify or otherwise amend the terms of any shares of its capital stock or other equity interests;

(d)          sell, pledge, dispose of, transfer, lease, mortgage, license, sublicense, abandon, allow to lapse, assign or encumber any material property, securities, or material assets (excluding Intellectual Property Rights) of the Company or any Company Subsidiary, except (i) in the ordinary course of business consistent with past practice, (ii) Liens incurred in connection with the incurrence of indebtedness permitted pursuant to Section 5.01(i), (iii) pursuant to Company Material Contracts existing as of the date of this Agreement, (iv) pursuant to Incidental Contracts, or (v) for de minimis dispositions or abandonments of immaterial tangible assets not currently used in the Company’s business, in the ordinary course of business and consistent with past practice;

(e)          establish a record date for, authorize, declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock or other equity interests, whether payable in cash, stock, property or a combination thereof, other than a dividend or other distribution by a wholly-owned Company Subsidiary to another wholly-owned Company Subsidiary;

(f)           other than (i) in connection with the exercise of any outstanding Company Options or offers of purchase rights under the Company Stock Purchase Plan permitted by the terms of such Company Options or the Company Stock Purchase Plan, as applicable, or the payment of related withholding Taxes, by net exercise or by tendering of shares or (ii) Tax withholdings on the vesting or payment of RSU Awards or DSU Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity securities or any options, warrants, securities of the Company or other rights exercisable for or convertible into any such equity securities;

(g)          (i) make any acquisition or disposition, or make any offer or agreement to acquire or dispose by means of a merger, consolidation, recapitalization, purchase, sale or otherwise, in one transaction or any series of related transactions, of any business, assets or securities or any sale, lease, encumbrance or other disposition of assets or securities of the Company, any Company Subsidiary or any person, other than (A) pursuant to any Company Material Contract existing as of the date of this Agreement or (B) with respect to assets, in the ordinary course of business consistent with past practice, or (ii) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, recapitalization or restructuring, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law, except in the ordinary course of business and consistent with past practice;

(h)          assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations in excess of $200,000 in the aggregate (excluding existing obligations as of the date hereof) of any other person;

(i)           incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or issue any debt securities, or assume or guarantee the obligations of any person (other than a wholly owned Company Subsidiary) for borrowed money, or otherwise become responsible for or grant any lien on any asset of the Company or any Company with respect to the obligations of any person, other than indebtedness for borrowed money incurred in the ordinary course of business not to exceed $3,000,000 in the aggregate;

(j)           make any loans, advances or capital contributions to, or investments in, any other person, other than (i) loans solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries, and (ii) advances for travel and other out-of-pocket expenses to officers, directors or employees of the Company or any Company Subsidiary made in the ordinary course consistent with past practice;

(k)          except to the extent required by applicable Law or the terms of any Company Benefit Plan, as in effect on the date hereof: (i) hire any employee at the level of Vice President or higher, except in the ordinary course of business or as otherwise required by applicable Law, or an existing Contract, (ii) increase the compensation or benefits payable or to become payable to its directors, officers, employees or independent contractors (other than merit increases in salaries for employees with titles below the level of Vice President, not to exceed (x) 10% in the aggregate of such employees’ salaries on the date hereof and (y) $1,000,000 in the aggregate), or promote any non-officer employee to an officer position; (iii) grant any rights to severance or termination pay or other termination benefit or terminate any such individual, other than for cause or due to death or disability; (iv) establish, terminate, adopt, enter into or materially amend any CBA or Company Benefit Plans that would materially increase the costs of maintaining such Company Benefit Plan (or any collective bargaining or similar labor agreement, or employee benefit plan or arrangement, that would be a CBA or a Company Benefit Plan (as applicable) if in effect on the date hereof); or (v) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability, time of payment or funding of any compensation or any equity award or other benefit under any Company Benefit Plan with respect to any current or former service provider;

(l)           make any change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(m)         engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated under the Exchange Act, in each case, other than Parent, Sponsor or any of their respective affiliates;

(n)          (i) other than as required by a change in Law or a change in the applicable facts, prepare or file any material Tax Return inconsistent with past practice, (ii) make or change any material Tax election, (iii) other than as required by GAAP, change any annual Tax accounting period relating to material Taxes, (iv) file any amended material Tax Return, (v) enter into any “closing agreement” with any taxing authority regarding a material amount of Tax, or (vi) consent to any material Tax claim or assessment or surrender a right to a material refund of Taxes;

(o)          (i) settle any suit, action, claim, proceeding or investigation other than a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $50,000 individually or $500,000 in the aggregate or (ii) waive any material right with respect to any claim held by the Company or any Company Subsidiary in respect of any proceeding brought or threatened in writing to be brought before a Governmental Entity;

(p)          except in the ordinary course of business consistent with past practice, (i) adversely modify or terminate (excluding any expiration in accordance with its terms) any Company Material Contract, (ii) waive, release or assign any material rights or material claims under any Company Material Contract, or (iii) make any material payment of any liability of the Company or the Company Subsidiaries under any Company Material Contract before the same comes due in accordance with its terms;

(q)          create any Subsidiary of the Company or any of its Subsidiaries;

(r)           enter into any new line of business, or form or commence the operations of any joint venture;

(s)          amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(t)           exclusively license, sell, transfer, dispose of, abandon, cancel, or knowingly allow to lapse Company Intellectual Property, other than (i) licenses granted to third parties in the ordinary course of business, (ii) pursuant to Incidental Contracts, or (iii) for de minimis dispositions or abandonments of immaterial Company Intellectual Property not currently used in the Company’s business, in the ordinary course of business and consistent with past practice; or

(u)          authorize, resolve or offer, agree or commit, in writing or otherwise, to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business operations.

Section 5.02      Agreements Concerning Parent and Merger Sub.

(a)       During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, neither Parent nor Merger Sub shall take or agree to take any action that would reasonably be expected to materially delay or prevent the consummation of the Transactions.

(b)       Parent hereby agrees to take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, (b) cause its Dual Representatives to comply with the terms of this Agreement applicable to Parent, Merger Sub and the Company, and to perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (c) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 5.03      No-Shop; Competing Proposals; No Solicitation.

(a)       Except as expressly permitted by this Section 5.03, from and after the date hereof, at all times until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, the Company shall, and shall cause the Company Subsidiaries and its and their Representatives (i) to (A) cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations with any person (other than Parent, Merger Sub and their respective Representatives) conducted prior to the date of this Agreement with respect to any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Competing Proposal and (B) take the necessary steps to promptly inform any person with whom discussions and negotiations are then occurring or who make a Competing Proposal as of and after the date hereof, of the obligations set forth in this Section 5.03(a); and (ii) not (A) initiate, solicit, knowingly encourage (including by way of furnishing non-public information relating to the Company or any Company Subsidiary), or knowingly take any action designed to facilitate any inquiry, expression of interest, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any proposal or offer to the Company’s stockholders), that constitutes or would reasonably be expected to lead to a Competing Proposal (in each case, other than discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry, offer or proposal, solely and only to the extent necessary to determine whether such inquiry, offer or proposal constitutes or could reasonably be expected to result in a Competing Proposal), (B) furnish to any person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) any non-public information or data regarding the Company or any of the Company Subsidiaries or afford to any person (other than the Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any Company Subsidiary, in any such case with the intent to encourage, facilitate or assist the making, submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal, (C) enter into, participate, continue or engage in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Competing Proposal (in each case, other than informing such persons of the provisions contained in this Section 5.03 and discussions solely to clarify and understand the terms and conditions of any unsolicited inquiry, offer or proposal, solely and only to the extent necessary to determine whether such inquiry, offer or proposal constitutes or could reasonably be expected to result in a Competing Proposal), (D) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any Company Subsidiary (provided, however, that if, and only if, the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to amend or grant any waiver or release under any such standstill or similar agreement would be reasonably likely to be inconsistent with the directors’ fiduciary duties under the DGCL, the Company may then amend or grant a waiver or release under such standstill or similar agreement, solely to the extent necessary to permit a person to make, on a confidential basis to the Company Board or the Special Committee, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Parent as contemplated by this Section 5.03), or (E) authorize, permit any of their Representatives to, resolve or agree to do any of the foregoing. Promptly (and in any event within twenty-four (24) hours) after the date of this Agreement, the Company will terminate access by any person (other than Parent, Merger Sub and their Representatives) to any physical or electronic dataroom or other access to data or information of the Company, in each case relating to or in connection with a potential Competing Proposal (or prior discussions in respect of a potential Competing Proposal) and promptly (and in any event within forty-eight (48) hours) request that each person (other than Parent, Merger Sub and their Representatives) that has executed a confidentiality agreement with the Company since January 1, 2023 relating to a potential Competing Proposal promptly return to the Company (or, if permitted by the applicable agreement, destroy) all non-public documents and materials containing non-public information of the Company that has been furnished by the Company or any of its Representatives to such person pursuant to the terms of such confidentiality agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may inform a person that has made or is considering making a Competing Proposal of the provisions of this Section 5.03. Without limiting the foregoing, the Company agrees that any breach of the restrictions set forth in this Section 5.03 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary shall constitute a breach by the Company of this Section 5.03.

(b)       Notice of Competing Proposal. Notwithstanding anything to the contrary contained in Section 5.03(a), at any time prior to the earlier of Written Consent Effective Time and the valid termination of this Agreement in accordance with Article VII, as promptly as practicable, and in any event within twenty-four (24) hours, the Company shall give written notice to Parent of (i) any inquiries, proposals or offers from a third-party relating to any Competing Proposal (or that would reasonably be expected to lead to any Competing Proposal) that are received by the Company, any Company Subsidiary or any of its Representatives, (ii) any request for information in connection with any Competing Proposal from a third party or in connection with any such request that would reasonably be expected to lead to a Competing Proposal, and (iii) any discussions or negotiations with a third party that are sought to be initiated with respect to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal (at the time such discussions or negotiations are first sought to be initiated), in each case of clauses (i), (ii) and (iii), the Company, any Company Subsidiary or any of its or their Representatives, setting forth in such written notice the identity of such third-party, the material terms and conditions of the Competing Proposal, inquiry, proposal, offer, request, discussion or negotiations (including, if applicable, complete copies of any material written requests, proposals or offers, including proposed agreements) and a description of any other inquiries, proposals, offers, requests, discussion or negotiations made or had, and the Company thereafter shall keep Parent informed, on a reasonably current basis (and, in any event, within twenty-four (24) hours), of any updates or changes to the material terms of any such proposals or offers (including any material amendments thereto) or any other inquiries, requests, discussion or negotiations made or had with such third-parties and the status and details thereof. Without limiting the Company’s obligation to deliver any notice described in this Section 5.03(b), the failure by the Company to deliver any such notice shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII if a Dual Representative has actual knowledge of any such inquiry, proposal, offer, request for information, discussions or negotiations.

(c)       Response to Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement, if, at any time following the execution and delivery of this Agreement and prior to the earlier of Written Consent Effective Time or the valid termination of this Agreement in accordance with Article VII, (i) the Company, any of the Company Subsidiaries or any of its or their Representatives has received a bona fide, written Competing Proposal from a third party after the execution and delivery of this Agreement that did not result from a breach of Section 5.03(a) (other than a breach that is immaterial and unintentional) and (ii) the Company Board (acting upon the recommendation of the Special Committee after consultation with its outside financial advisors and outside legal counsel) determines in good faith that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then the Company, the Company Subsidiaries and its and their Representatives may (A) furnish information or data, including with respect to the Company and the Company Subsidiaries, to the person making such Competing Proposal and its Representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its Representatives in connection with such person’s Competing Proposal; provided that, before taking any of the actions described in the foregoing clauses (A) and (B), the Company shall (x) first enter into an Acceptable Confidentiality Agreement with the person making such Competing Proposal and concurrently provide to Parent a copy of such Acceptable Confidentiality Agreement, (y) concurrently provide to Parent any non-public information that is provided to such person and which was not previously provided to Parent and (z) limit any waiver of such person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations (provided, that without limiting the Company’s obligation to deliver an Acceptable Confidentiality Agreement or non-public information as required by this Section 5.03(c), the failure to deliver any such Acceptable Confidentiality Agreement or non-public information to Parent shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII if a Dual Representative has actual knowledge of any such Acceptable Confidentiality Agreement or non-public information.).

(d)       The Company agrees that any breach of this Section 5.03 by any director, officer or other Representative of the Company, or any action by any Representative of the Company or any Company Subsidiary in breach of this Section 5.03, will be deemed to be a breach of this Agreement by the Company; provided, however, that no breach of this Section 5.03 by the Company shall be deemed to exist if the action or omission that would constitute a breach of this Section 5.03 is taken or omitted to be taken by or at the direction or with the actual knowledge of any Dual Representative.

Section 5.04      Company Recommendation.

(a)       Company Recommendation; Change of Company Recommendation. Except as permitted by Section 5.04(b) or Section 5.04(c), from and after the date hereof, at all times until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VII, neither the Company Board nor any committee thereof will (i) adopt, authorize, approve, declare advisable or recommend, or propose publicly to adopt, authorize, approve, declare advisable or recommend, any Competing Proposal, (ii) withhold, withdraw, modify, qualify or amend in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw, modify, qualify or amend in a manner adverse to Parent or Merger Sub, the Company Recommendation, or fail to include the Company Recommendation in the Information Statement, (iii) fail to (A) reaffirm the Company Recommendation and (B) recommend against acceptance of a tender or exchange offer by the Company’s stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding Shares, in each case, within five (5) Business Days after receipt of a written request of Parent following a Competing Proposal that has been publicly announced (and not publicly withdrawn) (in the case of clause (A)) or the commencement of such tender offer or exchange offer (in the case of clause (B)) or, in each case, if earlier, prior to the Written Consent Effective Time (provided that, subject to Section 5.04(d) below, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer), and (iv) approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other Contract or other similar agreement to effect any Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.03(c) relating to a Competing Proposal) (such agreement identified in clause (iv), an “Alternative Acquisition Agreement”, and any of the actions set forth in clauses (i), through (iv), a “Change of Company Recommendation”), or requiring the Company to abandon, terminate or fail to consummate the Transactions.

(b)       Superior Proposal. Notwithstanding Section 5.04(a) (but subject to Section 5.04(d)), at any time prior to the Written Consent Effective Time, the Company Board (or any duly authorized committee thereof, including the Special Committee) may, in response to the receipt of a bona fide, written Competing Proposal received after the date hereof that did not result from a material breach of Section 5.03(a) and is not withdrawn, make a Change of Company Recommendation or terminate this Agreement in accordance with Section 7.01(d) in order to cause the Company to enter into a binding and definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, in each case only if: (i) the Company Board (acting upon the recommendation of the Special Committee after consultation with its outside financial advisors and outside legal counsel) determines in good faith, that (A) failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (B) such Competing Proposal constitutes a Superior Proposal, (ii) the Company provides Parent written notice at least four (4) Business Days (such period, the “Notice Period”) prior to effecting a Change of Company Recommendation of the Company Board’s intention to take such action, specifying the reasons therefor (a “Notice of Change of Recommendation”), which notice shall include (A) the identity of the person making such Competing Proposal, (B) a description of the material terms and conditions of such Competing Proposal and (C) an unredacted copy of all definitive agreements and documentation in respect thereof, (iii) prior to effecting such Change of Company Recommendation, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate and without any requirement that Parent must reach a definitive agreement) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for a Change of Company Recommendation, and (iv) no earlier than the end of such four (4) Business Day period, the Company Board (acting upon the recommendation of the Special Committee after consultation with its outside financial advisors and outside legal counsel) again determines in good faith and after considering any proposed amendments to the terms and conditions of this Agreement proposed by Parent in writing during such four (4) Business Day period, that (A) failure to effect the Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (B) such Competing Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal; provided, that any change to the financial terms (including any change to the amount, form or mix of consideration payable) or other material amendment to the terms of such Competing Proposal (whether or not in response to any changes proposed by Parent pursuant to clause (iii)) shall require the delivery by the Company of a new Notice of Change of Recommendation to Parent and an additional two (2) Business Day period from the date of such notice during which the terms of clause (i) through (iv) shall apply mutatis mutandis (other than the number of days).

(c)       Intervening Event. Notwithstanding Section 5.04(a) (but subject to Section 5.04(d)), other than in connection with a Competing Proposal (which shall be subject to Section 5.04(b) and shall not be subject to this Section 5.04(c)) and prior to the Written Consent Effective Time, the Company Board (or any duly authorized committee thereof, including the Special Committee) may effect a Change of Company Recommendation in response to the occurrence of an Intervening Event if the Company Board (acting upon the recommendation of the Special Committee after consultation with its outside legal counsel) determines in good faith (1) that an Intervening Event has occurred and is continuing and (2) that the failure to effect a Change of Company Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, in each case only if: (i) the Company has first given Parent advance written notice at least four (4) Business Days prior to taking such action of its intention to take such action, specifying the reasons therefor and including a detailed description of such Intervening Event, (ii) prior to effecting such Change of Company Recommendation, the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate and without any requirement that Parent must reach a definitive agreement) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement as would obviate the basis for a Change of Company Recommendation, and (iii) following the end of such four (4) Business Day period, the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and after considering any proposed amendments to the terms and conditions of this Agreement proposed by Parent in writing during such four (4) Business Day period, that the failure to make a Change of Company Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(d)       Permitted Disclosure. Nothing contained in this Section 5.04 shall prohibit the Company or the Special Committee from (i) complying with its disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a Competing Proposal, (ii) issuing “stop, look and listen” communications or similar communications of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) making any disclosure to the Company stockholders (including factually accurate disclosure regarding the business, financial condition or results of operations of the Company and its Subsidiaries) if the Company Board, acting upon the recommendation of the Special Committee, or the Special Committee, after consultation with its outside legal counsel, has determined in good faith that such communication is required by applicable Law; provided that this Section 5.04(d) shall not be deemed to permit the Company Board to make a Change of Company Recommendation except, in each case, to the extent permitted by Section 5.04(c); provided, further, that any “stop, look and listen” statement, or any such similar statement, shall also include an express reaffirmation of the Company Recommendation. Notwithstanding anything to the contrary in Section 5.03 or Section 5.04, none of (1) the determination in and of itself by the Company Board, acting upon the recommendation of the Special Committee, or by the Special Committee that a Competing Proposal constitutes a Superior Proposal; (2) the delivery, in and of itself, by the Company to Parent and its Representatives of any notice contemplated by Section 5.03 or Section 5.04; or (3) the public disclosure, in and of itself, of the items in clauses (i), (ii) and (iii) if required by applicable Law will constitute a Company Recommendation Change or violate this Agreement.

(e)       The Company agrees that any breach of this Section 5.04 by any director, officer or other Representative of the Company, or any action by any Representative of the Company or any Company Subsidiary in breach of this Section 5.04, will be deemed to be a breach of this Agreement by the Company; provided, however, that no breach of this Section 5.04 by the Company shall be deemed to exist if the action or omission that would otherwise constitute a breach of this Section 5.04 is taken or omitted to be taken by or at the express direction or with the actual knowledge of any Dual Representative.

Section 5.05      Preparation of the Information Statement; Written Consent.

(a)       Parent shall deliver to the Company the duly executed Sponsor Written Consent as soon as practicable (and in any event within twenty-four (24) hours) following the execution and delivery of this Agreement. In connection with the Written Consent, the Company shall take all actions necessary or advisable to comply in all material respects, and shall comply in all material respects, with the DGCL, including Section 228 and Section 262 thereof, the Company Bylaws and the Company Charter.

(b)          As promptly as reasonably practicable and in no event later than the twentieth (20th) day following the date of this Agreement, the Company shall use reasonable best efforts to prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (A) the information specified in Schedule 14C under the Exchange Act concerning the Written Consent, the Merger and the Transactions, (B) the notice of action by written consent required by Section 228(e) of the DGCL and (C) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (including any amendment or supplement thereto, the “Information Statement”), and the Company and Parent shall cooperate and jointly prepare and file with the SEC, concurrently with the preparation and filing of the Information Statement, a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”). Subject to Section 5.04, the Information Statement shall include the Company Recommendation. Parent shall cooperate with the Company in the preparation of the Information Statement and the Schedule 13E-3, and each of Parent and the Company shall furnish all information concerning it and its affiliates (including, in the case of Parent, Merger Sub) and any transaction any of them have or are contemplating entering into in connection with this Agreement that is necessary or appropriate in connection with the preparation of the Information Statement or the Schedule 13E-3, and provide such other assistance as may be reasonably requested by the Company and Parent, as applicable, in the connection with the preparation, filing and distribution of the Information Statement and the Schedule 13E-3. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) with respect to the Information Statement or Schedule 13E-3 or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Information Statement or Schedule 13E-3, and shall promptly provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Each of the parties hereto shall use their reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Information Statement or Schedule 13E-3. The Company and Parent shall each use its reasonable best efforts so that the Information Statement and Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Each of Parent and the Company covenants that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Information Statement (or any amendment or supplement thereto) or the Schedule 13E-3 on the date the Information Statement is first mailed to the Company’s stockholders or at the time the Information Statement (or any amendment or supplement thereto) or Schedule 13E-3 is filed with the SEC, will contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Prior to filing or mailing the Information Statement or Schedule 13E-3 (including any preliminary Information Statement and any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on the Information Statement or Schedule 13E-3 (and any amendment or supplement thereto) and (ii) shall consider in good faith all comments reasonably proposed by Parent.

(c)          Subject to the other provisions of this Agreement, the Company shall take all action necessary in accordance with the DGCL, the Company Charter and the Company bylaws to establish and fix a record date for determining the stockholders of the Company entitled to express consent to the matters set forth in the Sponsor Written Consent (the “Record Date”). Except as required by the DGCL, once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date without the prior written consent of Parent.

(d)          The Company shall cause the definitive Information Statement (and any other such additional required filings) and the Schedule 13E-3 to be filed with the SEC and mailed (including by electronic delivery if permitted) to the applicable stockholders of the Company as promptly as possible (but in any event within three (3) Business Days) after the earlier of (i) confirmation from the SEC that it will not review the Information Statement and Schedule 13E-3, which confirmation will be deemed to occur if the SEC has not affirmatively notified the Company prior to the tenth (10th) day after making the initial filing of the preliminary Information Statement that the SEC will or will not be reviewing the Information Statement and the Schedule 13E-3, and (ii) confirmation from the SEC that it has completed its review of the Information Statement and Schedule 13E-3, but, in either case of preceding clauses (i) and (ii), no earlier than the Written Consent Effective Time.

(e)          If any information relating to the Company or Parent, Merger Sub, any of their affiliates, officers, directors or any transaction any of them have or are contemplating entering into in connection with this Agreement, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Information Statement or Schedule 13E-3 so that the Information Statement or Schedule 13E-3 shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, at the time and in light of the circumstances under which they were made, not false or misleading, the party that discovers such information shall as promptly as practicable notify the other party and correct such information, and the Company shall file with the SEC an appropriate amendment or supplement describing such information as promptly as reasonably practicable after Parent has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, the Company shall disseminate such amendment or supplement to the stockholders of the Company.

Section 5.06        Access to Information. From the date of this Agreement until the earlier to occur of the valid termination of this Agreement in accordance with Article VII and the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books, Contracts and records (including Tax Returns and supporting documentation), and (b) furnish promptly such information, including financial and operational data, concerning the business, properties, offices and other facilities, Contracts, assets, liabilities, employees, officers and other aspects of the Company and Company Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company is advised by its outside counsel in writing that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure and implement appropriate procedures to enable the disclosure of such information); (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; or (iv) breach, contravene or violate any applicable Law (including any Antitrust Law). All requests for information made pursuant to this Section 5.06 shall be directed to the person or persons designated by the Company. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Merger Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and the Company’s and the Company Subsidiaries’ reasonable safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.06, from the date of this Agreement until the earlier to occur of the valid termination of this Agreement in accordance with Article VII and the Effective Time, none of Parent, Merger Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), any environmental investigation at any real property owned or leased by the Company, and in no event may any environmental investigation include any sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any of such real property. Parent agrees that no breach of this Section 5.06 by the Company shall be deemed to exist if the action or omission that would otherwise constitute a breach of this Section 5.06 is taken or omitted to be taken by or at the direction or with the actual knowledge of any Dual Representative.

Section 5.07        Appropriate Action; Consents; Filings.

(a)          Parent and the Company shall (and shall cause their affiliates to) use reasonable best efforts to (i) promptly obtain all actions or nonactions, consents, clearances, Permits (including Environmental Permits), waivers, approvals, authorizations and Orders from Governmental Entities necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable after the date of this Agreement, make all registrations, notifications and filings with any Governmental Entity necessary or advisable in connection with the consummation of the Transactions, including filings required under Antitrust Laws, and promptly make any further submissions that are necessary or advisable, (iii) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions and (iv) execute and deliver any additional instruments necessary or advisable to consummate the Transactions. Parent, the Company and their respective affiliates shall not be required to make any concessions under this Section 5.07 that are not conditioned upon the Closing. Parent shall be responsible for the payment of all filing fees applicable to the Transactions pursuant in connection with filings made pursuant to Antitrust Laws and any applicable foreign investment Laws.

(b)          Each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, or Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, or Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties, and will consider in good faith the views of the other parties, in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, or opinion made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with, and to the extent practicable, provided the opportunity to review in advance, any document or opinion made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding. Notwithstanding anything to the contrary in this Section 5.07, no party hereto shall be in violation of this Agreement by virtue of providing information that is competitively sensitive to one another on an “outside counsel only” basis.

Section 5.08        Defense of Litigation. The Company shall promptly (an in any event within forty-eight (48) hours) advise Parent of any Proceeding (including any putative class action or derivative litigation) asserted, threatened in writing or orally or commenced by, on behalf of or in the name of, against or otherwise involving the Company, the Company Board, any committee thereof, any of the Company’s directors or officers, or any Company Subsidiary and any Company Subsidiary directors and officers relating to this Agreement, the Merger or any of the Transactions (any such Proceeding, a “Transaction Litigation”) and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation (including by promptly furnishing to Parent and its Representatives such information relating to such Transaction Litigation as Parent may reasonably request); provided, that without limiting the Company’s obligation to deliver notice of any Transaction Litigation pursuant to this Section 5.08, the failure by the Company to deliver notice of any Transaction Litigation shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII if a Dual Representative has actual knowledge of such Transaction Litigation. The Company shall give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 5.08, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and the Company shall give Parent the right to review and comment on all filings or responses to be made before such filings or responses are made by the Company in connection with the Transaction Litigation (and the Company shall in good faith take such comments into account); provided, however, that the Company shall not settle or compromise, agree to settle or compromise or take any other material action with respect to such Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.09        Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, the contents of which shall have received prior approval from both such parties, and thereafter Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation; provided, that the restrictions set forth in this Section 5.09 shall not apply to any press release, public statement or other announcement issued or made, or proposed to be issued or made, by either Parent or the Company or the Special Committee (a) in connection with, or in response to, a Competing Proposal or Change of Company Recommendation in compliance with Section 5.03 and Section 5.04 with respect to the matters contemplated thereby, (b) as may be required by applicable Law or any listing agreement with any national securities exchange or (c) that is consistent in all material respects with previous press releases, public disclosures or public statements made by a party hereto in accordance with this Section 5.09, including investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (c) to the extent such disclosure is still accurate. Nothing in this Section 5.09 shall limit the ability of the Company to make any internal announcements to its employees that are consistent in all material respects with the prior public disclosures regarding the Transactions or not inconsistent with the terms of this Agreement; provided, that the Company provide a copy to Parent of any such communication prior to making such communication (provided, that without limiting the Company’s obligation to provide a copy of any such communication to Parent in advance as required by this Section 5.09, the failure to provide a copy of any such communication in advance shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII if a Dual Representative has actual knowledge of and has reviewed such communication). For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.09 shall be governed by Section 5.07 and not this Section 5.09.

Section 5.10        Directors & Officers Indemnification and Insurance.

(a)          Indemnification. For six (6) years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) arising out of, pertaining to, or by reason of the fact that such person is or was a director or officer of the Company or any Company Subsidiary (the “Indemnified Liabilities”) and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent that the Company and the Company Subsidiaries, as the case may be, would have been permitted under or required by applicable Law and the Company Charter, Company Bylaws and any indemnification agreements of the Company (that are substantially in a form filed by the Company with the SEC) in effect on the date of this Agreement to indemnify such Indemnified Parties. In the event of any such Indemnified Liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties reasonably promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred in each case to the extent provided in the Company Charter, Company Bylaws and any indemnification agreements of the Company (that are substantially in a form filed by the Company with the SEC) in effect on the date of this Agreement (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not entitled to indemnification under applicable Law, the Company Charter, Company Bylaws and any indemnification agreement).

(b)          Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided, that in no event shall the premium of the D&O Insurance exceed 300% of the then current aggregate annual premium of the Company’s existing policy in place at the Effective Time (the “Tail Cap”), provided, however, that in the event the premium of the D&O Insurance exceeds the Tail Cap, the Company shall be permitted to purchase the maximum amount of coverage under the D&O Insurance that can be obtained for an amount equal to the Tail Cap; provided, further, that if the Surviving Corporation purchases a “tail policy” and the annual coverage thereunder costs more than the Tail Cap, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for an amount equal to the Tail Cap. If such prepaid tail policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six (6) year period (and for so long thereafter as any claims brought before the end of such six (6) year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.

(c)          Successors. In the event the Surviving Corporation or Parent (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, Parent shall, and shall cause the Surviving Corporation to, require such successors, assigns or transferees of the Surviving Corporation or Parent to assume the obligations set forth in this Section 5.10.

(d)          Continuation. For not less than six (6) years from and after the Effective Time, Parent shall cause the organizational documents of the Surviving Corporation and each Company Subsidiary to maintain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the Company Charter, the Company Bylaws or such other organizational documents. The contractual indemnification rights, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary that have been made available to Parent prior to the date hereof shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(e)          Benefit. The provisions of this Section 5.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s legal representatives, and the obligations of Parent and Surviving Corporation under this Section 5.10 shall not be terminated or amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby, unless such termination or modification is required by applicable Law.

(f)          Non-Exclusivity. The provisions of this Section 5.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Nothing in this Agreement, including this Section 5.10, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.11        Takeover Statutes. The parties shall use reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to restrict or prohibit the Merger or the other Transactions and (b) if any Takeover Statute is or becomes applicable, to take all action necessary to render such Takeover Statute inapplicable to the foregoing, so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transactions.

Section 5.12        Employee Matters.

(a)          For a period of at least twelve (12) months following the Closing Date (the “Continuation Period”), Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, provide each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) with (i) a base salary or base wage rate, as applicable, that is no less than the base salary or base wage rate as in effect immediately prior to the Closing, (ii) incentive compensation opportunities that are no less than the incentive compensation opportunities (excluding equity and equity-based incentive opportunities) as in effect immediately prior to the Closing, (iii) severance payments and benefits that are no less and on no less favorable terms than the severance payments and benefits set forth in Section 5.12(a) of the Company Disclosure Letter and (iv) employee benefits that, in the aggregate, are substantially similar to the employee benefits (other than severance and cash and equity-based incentive compensation opportunities) provided immediately prior to the Closing. Notwithstanding any provision herein to the contrary, neither Parent nor any of its Subsidiaries (including the Surviving Corporation) shall be obligated to continue to employ any Company Employee for any specific period of time following the Closing Date, subject to applicable Law.

(b)          To the extent that service is relevant for any purpose including eligibility, benefit accrual and vesting (including, in order to calculate the amount of any paid time off and leave balance (including vacation and sick days)), gratuities, severance and similar benefits (except, unless required by applicable Law, not for purposes of defined benefit pension benefit accruals) under any employee benefit plan, program or arrangement established or maintained by Parent or any of its Subsidiaries (including the Surviving Corporation) for the benefit of the Company Employees (the “Parent Plans”) following the Closing Date, such plan, program or arrangement shall credit such Company Employees for service earned on and prior to the Closing Date with the Company and the Company Subsidiaries and any of their predecessors in addition to service earned with Parent or any of Parent’s affiliates (including the Surviving Corporation) after the Closing Date; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)          Following the Closing Date, Parent shall, or shall cause its Subsidiaries (including the Surviving Corporation) to, waive any waiting periods and actively at work or evidence of insurability requirements and any limitations on eligibility, enrollment and benefits relating to any preexisting conditions of Company Employees and their eligible dependents under each Parent Plan. Following the Closing Date, Parent shall recognize, and shall cause its Subsidiaries (including the Surviving Corporation) to also recognize, for purposes of annual deductible and out of pocket limits under its Parent Plans providing health benefits, any deductible, coinsurance, copayments and out of pocket expenses paid by such Company Employees and their respective dependents under Company Benefit Plans in the calendar year in which the Closing Date occurs to the extent such Company Employees participate in any such Parent Plans in such same calendar year.

(d)          Notwithstanding the foregoing, nothing contained herein shall (i) be treated as the establishment or amendment of any Company Benefit Plan or any other employee benefit plan maintained by the Company, Parent or any of their respective affiliates or create any rights or obligations except between the parties hereto, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third party any right to enforce the provisions of this Section 5.12 or entitle any person not a party to this Agreement to assert any claim hereunder or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

Section 5.13        Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to, pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article II. All Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Merger Sub or, after the Closing, the Surviving Corporation.

Section 5.14        Rule 16b-3 Matters. Notwithstanding anything to the contrary contained herein, prior to the Effective Time, the Company shall take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities, Company Options or RSU Awards) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15        Notice of Certain Events. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Transactions, or from any person alleging that the consent of such person is or may be required in connection with any of the Transactions, (b) of any Proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its affiliates or otherwise relating to such party or any of its affiliates, in each case relating to any of the Transactions and (c) any Effect that has caused, or would reasonably be expected to cause, any of the conditions set forth in Article VI not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.15 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the respective rights, remedies, obligations, representations, warranties, covenants or agreements available hereunder to any party. The failure to deliver any such notice shall not be taken into account for purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII.

Section 5.16        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of The New York Stock Exchange (“NYSE”) to enable the delisting of the Company Common Stock from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 5.17        Resignation of Directors. At the Closing, except as may be agreed in writing by Parent, the Company shall use its reasonable best efforts to deliver to Parent the resignation of the members of the Company Board designated by Parent in writing who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each Subsidiary of the Company), which resignations shall be effective at the Effective Time.

Section 5.18        Special Committee. Prior to the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 7.01, neither Parent nor the Company shall, and each shall not permit any of the Company Subsidiaries to, take any action intended to cause the Company to, without the prior written consent of a majority of the Special Committee, eliminate the Special Committee, revoke or diminish the authority of the Special Committee, increase the size of the Special Committee or remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a director or member of such committee other than for cause. For the avoidance of doubt, this Section 5.18 shall not apply to the filling, in accordance with the provisions of the applicable organizational documents of the Company, of any vacancies caused by the death, resignation or incapacity of any such director; provided that such director is independent and disinterested with respect to (i) the management of the Company and (ii) the Merger and any other transactions contemplated by this Agreement.

Section 5.19        Amazon Warrant. Prior to the Effective Time, the Company shall (i) deliver to the holder of the Amazon Warrant any notices required under the terms of the Amazon Warrant, as applicable, in connection with this Agreement and the Transactions, including the Merger, and (ii) use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the termination of the Amazon Warrant as of (and conditioned upon the occurrence of) the Effective Time.

Article VI
CONDITIONS TO THE MERGER

Section 6.01        Conditions to Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction (or to the extent permitted by Law, mutual written waiver by both the Company (following approval of the Special Committee) and Parent) at or prior to the Effective Time of each of the following conditions:

(a)          Written Consent; Information Statement. The Written Consent shall have been obtained in accordance with applicable Law. The Information Statement shall have been mailed to the Company’s stockholders entitled thereto and at least 20 calendar days shall have elapsed from the date of completion of such mailing.

(b)          No Restraints. No Order or other Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity of competent jurisdiction shall be in effect enjoining, preventing, restraining or otherwise prohibiting or making illegal consummation of the Merger.

Section 6.02        Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are also subject to the satisfaction (or written waiver by Parent) at or prior to the Effective Time of each of the following additional conditions:

(a)          Representations and Warranties.

(i)          The representations and warranties set forth in Section 3.09(b) (Absence of Certain Changes) shall be true and correct in all respects at and as of the Effective Time as though made at and as of the Effective Time;

(ii)         The representations and warranties set forth in Section 3.02(a)–(c) (Capitalization) shall be true and correct in all respects at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis in nature and amount;

(iii)        The representations and warranties set forth in Section 3.01(a) (solely with respect to the Company and not any Company Subsidiary) (Organization and Qualification; Subsidiaries), Section 3.03 (Authority), Section 3.25 (Vote Required) and Section 3.26 (Brokers), without giving effect to any Company Material Adverse Effect or other materiality qualifications, shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date); and

(iv)        Any other representation and warranty of the Company contained in this Agreement, without giving effect to any Company Material Adverse Effect or other materiality qualifications, shall be true and correct in all respects at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), other than failures to be true and correct that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b)          Covenants. The Company shall have performed or complied with in all material respects all obligations and covenants required by this Agreement to be performed or complied with by the Company on or before the Effective Time.

(c)          No Company Material Adverse Effect. Since the date of the Agreement, a Company Material Adverse Effect shall not have occurred that is continuing as of immediately prior to the Effective Time.

(d)          Officer’s Certificate. Parent shall have received a certificate signed by the Chief Executive Officer or the Chief Financial Officer of the Company, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

Section 6.03        Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are also subject to the satisfaction (or written waiver by the Company) at or prior to the Effective Time of each of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), other than failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Transactions.

(b)          Covenants. Each of Parent and Merger Sub shall have performed and complied with in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent and Merger Sub, respectively, on or before the Effective Time.

(c)          Officers’ Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent, dated as of the Closing Date, to the effect that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

Section 6.04        Frustration of Closing Conditions. Neither the Company nor Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other Transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s material breach of any provision of this Agreement or such party’s failure to comply with its obligations hereunder contributes in any material respect to the failure of such condition to be satisfied.

Article VII
TERMINATION,  AMENDMENT AND WAIVER

Section 7.01        Termination. This Agreement may be terminated, in the case of clauses (a), (b), (e) or (f) below, at any time prior to the Effective Time, whether before or after the Written Consent Effective Time or, in the case of clauses (c), (d) or (g) below, at any time prior to the Written Consent Effective Time, as follows:

(a)          by mutual written agreement of Parent and the Company (upon approval of the Special Committee);

(b)               by either Parent or the Company (upon approval of the Special Committee), if:

(i)           the Merger is not consummated on or before March 8, 2024 (the “Outside Date”); provided, however, that Parent or the Company, as the case may be, shall not be permitted to terminate this Agreement pursuant to this Section 7.01(b)(i) if a breach or failure to perform by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or obligations contained in this Agreement was the primary cause of, or primarily resulted in, the failure of a condition to consummate the Merger on or before the Outside Date;

(ii)               any Governmental Entity of competent jurisdiction issues or enters any Order, decree or ruling, or enacts or promulgates any Law, permanently enjoining, preventing, restraining, making illegal or otherwise permanently prohibiting the Merger, and in the case of such an Order, decree or ruling, such Order, decree or ruling has become final and non-appealable, if applicable; provided, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose breach of or failure to perform, any of its representations, warranties, covenants or obligations contained in this Agreement was the primary cause of, or primarily resulted in, the issuance or entry of such Order or the enactment or promulgation of such Law;

(c)          by Parent, if, at any time prior to the Written Consent Effective Time, the Company Board (acting upon the recommendation of the Special Committee) (i) effects a Change of Company Recommendation or (ii) enters into an Alternative Acquisition Agreement;

(d)               by the Company (upon approval of the Special Committee), at any time prior to the Written Consent Effective Time, if (i) the Company has received a Superior Proposal, (ii) the Company Board (or a duly authorized committee thereof) has authorized the Company to enter into a binding and definitive written Alternative Acquisition Agreement concurrently with such termination in order to accept such Superior Proposal and (iii) concurrently with such termination, the Company enters into such Alternative Acquisition Agreement; provided, however, that (x) the Company has complied with its covenants under Section 5.03 and Section 5.04 with respect to such Superior Proposal (other than any non-compliance that is immaterial and unintentional), subject to the terms and conditions therein, and (y) the Company has concurrently paid the Company Termination Fee to Parent or its designee in accordance with Section 7.02(b)(iv).

(e)          by Parent, if: (i) the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which breach or failure to perform would give rise to the failure of a condition contained in Section 6.02(a) or Section 6.02(b) to be satisfied; (ii) Parent has delivered to the Company written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days has elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform has not been cured prior to the expiration of such thirty (30) day period; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if Parent or Merger Sub has breached, there is an inaccuracy of, or there is a failure to perform or comply with any of Parent’s or Merger Sub’s representations, warranties, covenants or agreements contained in this Agreement such that the Company would have the right to terminate this Agreement pursuant to Section 7.01(f) (notwithstanding any cure periods);

(f)           by the Company (upon approval of the Special Committee), if: (i) Parent or Merger Sub breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, which breach or failure to perform would give rise to the failure of a condition contained in Section 6.03(a) or Section 6.03(b) to be satisfied; (ii) the Company has delivered to Parent written notice of such breach or failure to perform; and (iii) either such breach or failure to perform is not capable of cure or at least thirty (30) days has elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform has not been cured prior to the expiration of such thirty (30) day period; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if the Company has breached, there is an inaccuracy of, or there is a failure to perform or comply with any of the Company’s representations, warranties, covenants or agreements contained in this Agreement such that Parent would have the right to terminate this Agreement pursuant to Section 7.01(e) (notwithstanding any cure periods); or

(g)          by the Company (upon approval of the Special Committee), if the Sponsor Written Consent has not been delivered by Parent within twenty-four (24) hours following the execution and delivery of this Agreement by Parent and Merger Sub.

The party desiring to terminate this Agreement pursuant to this Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other parties.

Section 7.02        Effect of Termination.

(a)          In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.01, this Agreement shall immediately become void and of no effect with no liability or obligation to any person on the party of any party hereto or their respective affiliates; provided, however, that no termination shall relieve any party hereto of its obligations under the penultimate sentence of Section 5.06 (Access to Information), Section 5.09 (Public Announcements), Section 5.13 (Expenses), this Section 7.02 (Effect of Termination), Section 7.03 (Amendment), Section 7.04 (Waiver) and Article VIII, each of which shall survive any termination; provided further, that no such termination shall relieve any party from any liability for common law fraud or Intentional Breach of this Agreement prior to the date of termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity.

(b)          Payments.

(i)           If this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.01(b)(i) (Outside Date) or by Parent pursuant to Section 7.01(e) (Company Breach) and, in each case, (A) following the execution and delivery of this Agreement, a Competing Proposal was publicly disclosed or delivered to the Company and not withdrawn prior to such termination and (B) at any time within twelve (12) months after such termination, the Company (x) enters into an Alternative Acquisition Agreement with respect to any Competing Proposal (regardless of when made and the identity of the counterparty thereto) or (y) consummates a Competing Proposal (regardless of when made and the identity of the counterparty thereto), then the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee prior to or concurrently with the occurrence of either of the applicable events described in the foregoing clauses (x) or (y). For purposes of this Section 7.02(b)(i), all references to “twenty percent (20%)” and “eighty percent (80%)” in the definition of Competing Proposal will be deemed to be references to “fifty percent (50%).”

(ii)         If this Agreement is validly terminated by Parent pursuant to Section 7.01(c) (Change of Company Recommendation), then the Company shall pay the Company Termination Fee to Parent or its designee prior to or concurrently with the termination of this Agreement.

(iii)        If this Agreement is validly terminated by either Parent or the Company pursuant to Section 7.01(b)(i) (Outside Date), and at the time of such termination, Parent had the right to terminate this Agreement pursuant to Section 7.01(c) (Change of Company Recommendation), then the Company shall pay the Company Termination Fee to Parent or its designee no later than two (2) Business Days after the date of such termination.

(iv)        If this Agreement is validly terminated by the Company pursuant to Section 7.01(d) (Superior Proposal), then the Company shall pay the Company Termination Fee to Parent or its designee prior to or concurrently with the termination of this Agreement.

(c)          Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement.

(d)          In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). Except as provided in Section 7.02(a), in the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, (i) the right of Parent to terminate this Agreement pursuant to Section 7.01 and (ii) the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other Transactions (and the abandonment thereof) or any matter forming the basis for such termination; provided that no such payment shall relieve any party of any liability or damages to any other party resulting from any common law fraud or Intentional Breach of this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their respective rights to specific performance under Section 8.10 in order to specifically enforce this Agreement. The parties acknowledge and agree that any payment of the Company Termination Fee is not a penalty but is liquidated damages in a reasonable amount that is intended to compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to timely pay any amount due pursuant to Section 7.02(b) and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount set forth in Section 7.02(b), the Company shall pay to Parent interest on such amount at the prime rate of J.P. Morgan, N.A. in effect on the date such payment was required to be made.

Section 7.03        Amendment; Exercise of Rights.

(a)          This Agreement may be amended in writing by the parties at any time before or after the Written Consent Effective Time; provided, however, that (a) after the Written Consent Effective Time, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders and (b) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

(b)          Notwithstanding anything to the contrary herein, any consent required by, or exercise of rights (including any termination rights or any waiver) under, this Agreement by the Company or the Company Board, shall require the prior written approval of the Special Committee.

Section 7.04        Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein. No extension or waiver or termination of this Agreement by the Company shall require the approval of the Company’s stockholders unless such approval is required by Law. Any extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

Article VIII
GENERAL PROVISIONS

Section 8.01        Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained in this Agreement shall survive the Effective Time or, except as provided in Section 7.02, the valid termination of this Agreement pursuant to Section 7.01.

Section 8.02        Notices. All notices or other communications required or permitted hereunder shall be in writing, shall be sent by email of a .pdf attachment (providing confirmation of transmission) and shall also be sent by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed to have been duly given (a) when delivered if delivered in person or when sent if sent by email (provided that no “bounce-back” or notice of non-delivery is received), (b) when delivered after posting in the U.S. mail having been sent by registered or certified mail return receipt requested, postage prepaid, (c) when delivered by nationally recognized overnight delivery service, or (d) on the next Business Day if transmitted by national overnight courier with a copy also sent by email, in each case as follows (or at such other address or email address for a party as shall be specified by like notice):

If to Parent or Merger Sub:

CSP Fund II LP

c/o Stockholm Parent, LLC
160 Robinson Road
SBF Center Suite #10-01
Singapore 068914
Attention:            Jia Yun Teo
Email:                  jiayun@capitalsquarepartners.com

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10022
Attention:           Robert M. Katz; Sidharth Bhasin
Email:                 robert.katz@lw.com; Sidharth.Bhasin@lw.com

If to the Company:

Startek, Inc.
4610 South Ulster Street, Suite 150
Denver, CO 80237
Attention:           Bharat Rao, Global CEO
Email:                 bharat.rao@startek.com

with copies to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention:           Saee Muzumdar; Andrew Kaplan
Email:                 SMuzumdar@gibsondunn.com; AKaplan@gibsondunn.com

or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.02; provided that any notice received on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.02 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is one (1) Business Day after such notice would otherwise be deemed to have been received pursuant to this Section 8.02.

Section 8.03        Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04        Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Equity Commitment Letter constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and, except as otherwise provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

Section 8.05        Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that each of Parent and Merger Sub may assign all or any of their rights, interests and obligations under this Agreement (i) to one or more of its affiliates at any time or (ii) for collateral security purposes to any persons providing financing thereto pursuant to the terms thereof (including for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such financing); provided that (i) no such assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger, and (ii) no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any assignment or transfer in violation of the preceding sentence shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. The Company and the Company Board may not take any of the actions contemplated by this Section 8.05 without the prior written approval of the Special Committee.

Section 8.06        Parties in Interest; No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for, solely if the Effective Time occurs: (a) the right of the Company’s stockholders to receive the Merger Consideration under Article II, and (b) the right of each Indemnified Party (and such Indemnified Party’s heirs, executors or administrators and each Indemnified Party’s representatives) under Section 5.10. The representations, warranties and covenants set forth in this Agreement are solely for the benefit of the parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07        Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include,” “includes” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits,” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive and shall have the meaning “and/or”. The words “hereof,” “herein”, “hereto,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References in this Agreement to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (subject to the terms and conditions to the effectiveness of such amendments contained herein and therein). Where used with respect to information, “delivered,” “provided to,” “made available” or terms of similar import mean made available to Parent and its Representatives at least one (1) Business Day prior to the date hereof. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Notwithstanding anything to the contrary in this Agreement, after the date hereof and prior to the Effective Time, any action or omission taken or omitted to be taken by the Company, any Company Subsidiary or any of their respective Representatives that would otherwise constitute a breach of this Agreement (including with respect to any matters that expressly require Parent’s prior written consent hereunder) shall be deemed not to constitute a breach of this Agreement (and shall be deemed to be consented to, authorized or waived by, as applicable, Parent and Merger Sub) if such action or omission is taken or omitted to be taken by, or at the direction or with the actual knowledge of, a Dual Representative, including purposes of determining whether any of the conditions set forth in Article VI have been satisfied or give rise to any right to terminate under Article VII.

Section 8.08        Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof that would require the application of the Laws of any other jurisdiction. Notwithstanding the foregoing, the matters contained in Article I and Article II of this Agreement shall be governed by, and construed in accordance with, the DGCL, including matters relating to the filing of the Certificate of Merger and the effects of the Merger, and all matters relating to the fiduciary duties of the Company Board shall be governed and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of Law thereof that would require the application of the Laws of any other jurisdiction.

(b)          Each of the parties expressly, irrevocably and unconditionally agrees that any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto. Each of the parties agrees not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (i) any claim that it is not personally subject to the jurisdiction of the courts in the State of Delaware, as described in this Agreement, for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

(c)          EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.08(c).

Section 8.09        Counterparts. This Agreement may be executed in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto.

Section 8.10        Specific Performance.

(a)          The parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity (subject to Section 7.02).

(b)          Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance or other equitable relief under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

Section 8.11        Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and none of (i) Parent, (ii) Merger Sub, (iii) any of Parent’s or Merger Sub’s former, current and future affiliates, assignees, stockholders, limited partners, controlling persons, directors, officers, employees, agents, attorneys and other Representatives (the persons described in clauses (i), (ii) and (iii), collectively, the “Parent Parties”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its affiliates, and the Company agrees not to and to cause its affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Party.

* * * * * * * *

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

STOCKHOLM PARENT, LLC

By:	/s/ Mukesh Sharda
Name:	Mukesh Sharda
Title:	Vice President

STOCKHOLM MERGER SUB, INC.

By:	/s/ Sanjay Chakrabarty
Name:	Sanjay Chakrabarty
Title:	President

STARTEK, INC.

By:	/s/ Bharat Rao
Name:	Bharat Rao
Title:	Global Chief Executive Officer

[Signature Page to Merger Agreement]

Annex I

Defined Terms

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that (i) contains provisions limiting the disclosure and use of non-public information of or with respect to the Company and the Company Subsidiaries and (ii) does not include any provision calling for any exclusive right to negotiate with any third party; provided, however, that (a) such agreement need not contain a standstill and (b) such agreement does not have the effect of prohibiting the Company from satisfying any of its obligations hereunder.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate RSU Payments, the aggregate DSU Payments and the aggregate Option Payments.

“Amazon Warrant” means that certain Warrant to Purchase Common Stock, dated as of January 23, 2018, by and between the Company and Amazon.com NV Investment Holdings LLC, a Nevada limited liability company.

“Anti-Corruption Laws” means all applicable Laws, rules, and regulations relating to the prevention of bribery, corruption and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002, and any other applicable anti-corruption or anti-bribery laws.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company Material Adverse Effect” means any condition, fact, occurrence, development, change, circumstance, event or effect (each an “Effect”) that (x) would have, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the announcement or pendency of this Agreement or the Transactions, or the performance by the Company of this Agreement, including, in each case, (x) litigation by a stockholder of the Company (or a derivative or similar claim) to the extent asserting allegations of breach of fiduciary duty by members of the Special Committee or under securities laws relating to this Agreement or the Transactions or (y) the impact thereof on relationships with employees, customers, suppliers, distributors, partners, vendors or other persons, in each case, to the extent resulting from the negotiation, entry into, announcement, pendency or performance of this Agreement (provided, that this clause (a) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions); (b) any Effect affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates or any changes therein), or any Effect affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) any development or change in applicable Law (after the date of this Agreement), including COVID-19 Measures, or GAAP or other applicable accounting standards or the enforcement or interpretation of any of the foregoing; (d) any action taken by the Company or any of the Company Subsidiaries at the written request of Parent that is not expressly required to be taken by the terms of this Agreement, or any action expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement; (e) the commencement, occurrence, continuation or escalation of any armed hostilities, sabotage or acts of war (whether or not declared) or terrorism, or any escalation or worsening of acts of terrorism, armed hostilities or war; (f) the existence, continuation or escalation of any acts of God, including earthquakes, floods, hurricanes, fires, tropical storms or other natural disasters or disease outbreak, pandemic or epidemic, including COVID-19; (g) any changes in the market price or trading volume of the Shares, in and of itself, or any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries, or any failure of the Company or any Company Subsidiary to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other financial results or metrics for any period, in and of itself (but not, in each case of this clause (g), the underlying cause of such changes or failures, unless such underlying clause would otherwise be excepted from this definition); (h) a decline, in and of itself, in the price or trading volume of the Shares on the NYSE (provided that this clause (h) shall not prevent any determination that any Effect underlying such decline has resulted in a Company Material Adverse Effect, unless such Effect is otherwise excepted from this definition of Company Material Adverse Effect); (i) public comments or other public communications by Parent or Merger Sub of its express intentions with respect to the conduct of the business of the Company or any Company Subsidiary, including any public communications to any employees or customers of the Company or any Company Subsidiary; provided, further, that with respect to the foregoing clauses (b), (c), (e), and (f), if any such Effect disproportionately adversely affects the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the same industry in which the Company and the Company Subsidiaries operate, then the incremental disproportionate adverse impact of such Effect will be taken into account in determining whether a Company Material Adverse Effect has occurred, or (y) prevents or delays the consummation by the Company or any Company Subsidiary of the Merger or any other Transaction on or before the Outside Date.

“Company Recommendation” means the Company Board’s recommendation that the Company’s stockholders adopt this Agreement.

“Company Stock Plan” means each of the Company Stock Purchase Plan and the Company’s 2008 Equity Incentive Plan.

“Company Stock Purchase Plan” means the Company’s employee stock purchase plan.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Termination Fee” means an amount in cash equal to $1,850,000.

“Competing Proposal” means, other than the Transactions, any inquiry, proposal, indication of interest or offer from any person or group (as defined in or under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any of their respective affiliates) to engage in a transaction or series of related transactions contemplating or relating to (a) any merger, consolidation, reorganization, sale of assets, business combination, recapitalization, share exchange, amalgamation, asset purchase, issuance of securities, acquisition of securities, tender offer, exchange offer, joint venture or other similar transaction that would result in (i) any person or group directly or indirectly acquiring beneficial ownership of (A) businesses or assets that constitute twenty percent (20%) or more (based on fair market value or book value) of the consolidated revenues, net income or assets (including capital stock of the Company Subsidiaries) of the Company and the Company Subsidiaries, taken as a whole or (B) twenty percent (20%) or more of the outstanding voting securities or economic interests of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, or (ii) the owners of outstanding shares of Company Common Stock (as a group) immediately prior to such transaction or series of related transactions owning, directly or indirectly, less than eighty percent (80%) of the voting securities or economic interests of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, (b) any liquidation, dissolution or wind-up of the Company or any Company Subsidiary or group of Company Subsidiaries that represent at least twenty percent (20%) or more (based on fair market value or book value) of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (c) any combination of the foregoing.

“Contract” means any legally binding agreement, contract, sub-contract, lease (whether for real or personal property), letter contract, power of attorney, note, bond, mortgage, indenture, deed of trust, loan or evidence of indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, sublicense, purchase order, statement of work or other arrangement, commitment or undertaking, whether written or oral, to which a person is a party or by which such person or such person’s properties or assets are bound.

“COVID-19” means the COVID-19 pandemic and any evolutions or mutations thereof.

“COVID-19 Measures” means any workforce reduction, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case applicable to the Company or any Company Subsidiary and issued in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended (the “CARES Act”), and the Families First Coronavirus Response Act, as may be amended (the “FFCRA”).

“Dual Representative” means each of Bharat Rao, Ankul Agarwal, Sanjay Chakrabarty and Mukesh Sharda.

“Environmental Laws” means all Laws relating to (a) the protection, preservation or restoration of the environment including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents, and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.

“Environmental Permits” means any permit, registration, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means Shares to be cancelled in accordance with Section 2.01(a)(ii) and Dissenting Company Shares.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any United States or foreign multinational, national, federal, state, county, municipal or local government, or governmental, legislative, judicial or regulatory body or political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government or any quasi-governmental body.

“Hazardous Substances” means any substances, materials, chemicals or wastes which are defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “pollutants” or “contaminants” under any Environmental Law, including any petroleum and its by-products, radioactive materials, friable asbestos or polychlorinated biphenyls, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, all other ozone-depleting substances, and per- and polyfluoroalkyl substances (PFAS).

“Incidental Contracts” shall mean (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services that are generally available on nondiscriminatory pricing terms, (b) non-exclusive licenses that are incidental to Contracts that primarily provide for a sale of products or services to customers (including agreements with distributors) or the purchase or use of equipment, (c) open source software licenses, (d) intellectual property invention assignment agreements and (e) non-disclosure agreements, in each case, entered into in the ordinary course of business consistent with past practice.

“Insurance Policies” means all insurance policies and arrangements held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary (other than an insurance policy or arrangement related to any employee benefit plan).

“Intellectual Property Rights” means any and all of the following in any jurisdiction throughout the world: (a) trademarks, service marks, logos, slogans, brand names, trade dress and trade names, whether registered or unregistered, and the goodwill associated therewith; (b) works of authorship and copyrights, copyright registrations, mask work rights and moral rights, including website content, social media content and marketing materials; (c) trade secrets, including concepts, know-how, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings and technical data formulas; (d) patents; (e) registrations, applications, renewals, divisions, continuations, continuations-in-part, extensions, reexamined versions, reissues and foreign counterparts with respect to each of the foregoing; (f) internet domain names, domain name registrations and web pages; (g) social media handles; (h) computer software programs, including databases and software implementation of algorithms, models and methodologies, and all source code, object code, firmware and documentation related thereto and (i) all other forms of intellectual property or proprietary rights recognized in any jurisdiction, including confidential information, rights of publicity and rights of privacy.

“Intentional Breach” means, with respect to any agreement or covenant of a party in this Agreement, an action or omission taken or omitted to be taken by such party in material breach of such agreement or covenant that the breaching party takes (or fails to take) with the actual knowledge and intention that such action or omission would, or would reasonably be expected to, cause such material breach of such agreement or covenant.

“Intervening Event” means any Effect or state of facts (other than any Effect or state of facts resulting from a breach of this Agreement by the Company or any Company Subsidiary) that becomes known to or by the Company Board after the date of this Agreement and prior to the Written Consent Effective Time, that affects the Company and its Subsidiaries and that (i) is material, (ii) was not known, and would not reasonably have been expected to be known, by the Company Board as of or prior to the date of this Agreement and becomes known to the Company Board and (iii) does not primarily relate to or involve any Competing Proposal.

“IT Systems” means all software, hardware, systems, databases, websites, applications, servers, networks, platforms, peripherals, and similar or related items of information technology assets and infrastructure owned, leased, licensed, or used in the conduct of the business of the Company and the Company Subsidiaries.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter, after making due inquiry of their respective direct reports as of the date hereof and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of the directors and officers of Parent or Merger Sub (without independent investigation) as of the date hereof.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, Order, judgment, writ, stipulation, award, injunction or decree, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including any Anti-Corruption Law, Money Laundering Law, Trade Compliance Law or Sanctions Law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, lease, condition, servitude, title defect, charge, adverse claim, community property interest or other lien, claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“Money Laundering Laws” means the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity, and all applicable financial recordkeeping, reporting and internal control requirements thereunder.

“Order” means any order, verdict, decision, writ, judgment, injunction, decree, rule, ruling, directive, stipulation, determination or award made, issued or entered by or with any Governmental Entity, whether preliminary, interlocutory or final.

“Permitted Liens” means (a) Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business consistent with past practice, (c) pledges or deposits made in the ordinary course of business to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (d) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (e) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens that do not materially impair the use, occupancy or operation of such property as it is presently used, (f) zoning, building and other similar codes or restrictions, in each case that do not, and would not reasonably be expected to, individually or in the aggregate, adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary and which are currently being complied with in all respects, (g) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or that have otherwise been disclosed to Parent, (h) non-exclusive licenses or other covenants of, or other contractual obligations with respect to, any Intellectual Property Rights, in each case, entered into in the ordinary course of business, (i) Liens imposed or promulgated by Law (other than in respect of Taxes), (j) statutory, common Law or contractual Liens (or other encumbrances of any type) of landlords or Liens against the interests of the landlord or owner of any Real Property Lease unless caused by the Company or any Company Subsidiary, or (k) Liens described in Section 1.2 of the Company Disclosure Letter.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means any information that alone or together with any other information relates (directly or indirectly) to, or can be used to identify, contact or precisely locate, an identified or identifiable individual, and information considered to be personal data or personal information as defined under, or otherwise governed by, applicable Laws.

“Privacy Policies” means all posted policies and procedures governing the processing of Personal Information.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into the environment of any Hazardous Substances.

“Representative” means, with respect to any person, (i) such person’s affiliates and (ii) such person’s and each such affiliates’ respective shareholders, general partners, managing members, directors, officers, employees, managers, agents, advisors (including for audit, tax, etc.), investment bankers, consultants, counsel and other authorized representatives, in each case, to the extent acting at the direction of such person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” when used with respect to any person, means that, as of any date of determination, (a) the “present fair saleable value” of such person’s total assets exceeds the value of such person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited bona fide, written Competing Proposal (with all percentages in the definition of Competing Proposal changed to fifty percent (50%)) made after the date hereof by any person on terms that (i) did not result from or arise in connection with a breach of the Company’s obligations set forth in Section 5.03, (ii) if consummated, would result in any person or group (other than Parent or its affiliates) becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the consolidated assets of the Company and the Company Subsidiaries or more than fifty percent (50%) of the total voting power of the equity securities or economic interests of the Company, and (iii) the Company Board (acting upon the recommendation of the Special Committee after consultation with its outside financial advisors and outside legal counsel) determines in good faith, to be (a) more favorable to the stockholders of the Company, from a financial point of view, than the Transactions (taking into account any adjustment to the terms and conditions proposed by Parent in writing in response to such proposal and any applicable Company Termination Fee) and (b) reasonably capable of being completed in accordance with its terms, in the case of each of clauses (a) and (b), considering factors the Company Board (acting upon the recommendation of the Special Committee) considers to be appropriate (including the conditionality, the timing of such proposal, the Company’s ability to consummate such Competing Proposal and certainty of closing).

“Tax” and “Taxes” means any and all taxes of any kind, including federal, state, local or foreign net income, gross income, gross receipts, estimated, windfall profit, severance, property, ad valorem, value added, production, sales, use, license, excise, stamp, transfer, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity, whether disputed or not.

“Tax Return” means any return, report, form or similar statement filed or required to be filed with respect to any Tax including any election, information return, claim for refund, amended return or declaration of estimated Tax, and including any statements, schedules or attachments thereto.

“third party” means any person other than the Company, Parent, Merger Sub and their respective affiliates.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing (but in all cases excluding any direct or indirect income, capital gains or similar Taxes payable in connection with the this Agreement or the consummation of the Merger, whether payable directly or via withholding on amounts payable in connection with this Agreement or the consummation of the Merger).

“Written Consent” means approval of this Agreement and the Transactions, including the Merger, without a meeting and without a vote, by written consents of the holders of shares of Company Common Stock representing a majority of the outstanding shares of Company Common Stock entitled to vote thereon in accordance with the DGCL, the Company Bylaws and the Company Charter.

“Written Consent Effective Time” means 6:00 p.m., New York City time on November 9, 2023; provided, however, that if the Written Consent Effective Time falls during the Notice Period pursuant to Section 5.04(b), then the Written Consent Effective Time shall automatically be extended to (if applicable), and all references to the Written Consent Effective Time shall refer to, the first calendar day after the last day of the Notice Period.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.04(a)
Antitrust Laws	Section 3.04(b)
Balance Sheet Date	Section 3.10
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Shares	Section 2.01(a)(i)
CARES Act	Annex I
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.02
Change of Company Recommendation	Section 5.04(a)
Closing	Section 1.03
Closing Date	Section 1.03
Company	Preamble
Company Benefit Plan	Section 3.12(a)
Company Board	Recitals
Company Bylaws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	Section 5.12(a)
Company Financial Statements	Section 3.06(b)
Company Intellectual Property	Section 3.18(a)
Company Material Contract	Section 3.19(b)
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company SEC Documents	Section 3.06(a)
Company Securities	Section 3.02(c)
Company Stockholders	Section 2.04(a)
Continuation Period	Section 5.12(a)
D&O Insurance	Section 5.10(b)
Dissenting Company Shares	Section 2.04(a)
DSU Award	Section 2.03(c)
DSU Payments	Section 2.03(c)
DTC	Section 2.02(b)(ii)
DTC Payment	Section 2.02(b)(ii)
Effect	Annex I
Effective Time	Section 1.02
Equity Commitment Letter	Section 4.07
Equity Commitment Party	Section 4.07
Equity Financing	Section 4.07
ERISA	Section 3.12(a)
Exchange Fund	Section 2.02(a)

Term	Section
FFCRA	Annex I
Import/Export Laws	Section 3.22(a)
Indemnified Liabilities	Section 5.10(a)
Indemnified Party	Section 5.10(a)
Information Statement	Section 5.05(b)
IRS	Section 3.12(b)
DGCL	Recitals
Material Company Customer	Section 3.21(a)
Material Company Vendor	Section 3.21(b)
Merger	Recitals
Merger Consideration	Section 2.01(a)(i)
Notice of Change of Recommendation	Section 5.04(b)
Notice Period	Section 5.04(b)
NYSE	Section 5.16
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)
Owned Real Property	Section 3.16
Parent	Preamble
Parent Parties	Section 8.11
Parent Plans	Section 5.12(b)
Paying Agent	Section 2.02(a)
Permit	Section 3.05(a)
Proceeding	Section 3.11
Real Property Lease	Section 3.16
Record Date	Section 5.05(c)
Restricted Territories	Section 3.22(b)
RSU Award	Section 2.03(b)
RSU Payments	Section 2.03(b)
Sanction Laws	Section 3.22(a)
Sarbanes-Oxley Act	Section 3.06
Schedule 13E-3	Section 5.05(b)
Shares	Section 2.01(a)(i)
Special Committee	Recitals
Special Committee Financial Advisor	Section 3.23
Specified Date	Section 3.02(a)
Sponsor	Recitals
Sponsor Written Consent	Recitals
Merger Sub	Preamble
Subsidiary Securities	Section 3.02(c)
Surviving Corporation	Section 1.01
Tail Cap	Section 5.10(b)
Takeover Statute	Section 3.24
Trade Compliance Laws	Section 3.22(a)
Transaction Litigation	Section 5.08

Term	Section
Transactions	Recitals
Treasury Regulation	Section 2.05

EXHIBIT A

SPONSOR WRITTEN CONSENT

[Attached]

EXHIBIT B

FORM OF CERTIFICATE OF MERGER

[Attached]